Rio Narcea Gold Mines, Ltd.

Consolidated Financial Statements
For the Three Years ended
December 31, 2005

Operations Office
C/ Secundino Roces Riera, 3 – 2º
Centro de Empresas Asipo I
Parque Empresarial de Asipo
33428 Cayés - Llanera,
 Asturias, Spain
Tel.: (34) 98 573 3300
Fax: (34) 98 573 3301
E-mail: info@rngm.com

Registered Office
Scotia Plaza
Suite 2100
40 King Street West
Toronto, ON M5H 3C2

www.rionarcea.com

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2005

(All dollar amounts in U.S. currency unless otherwise stated)

Management's Discussion and Analysis

The following discussion of the results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes as at and for the year ended December 31, 2005. The date of this Management's Discussion and Analysis is March 24, 2006.

This financial information was prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference should be made to note 17 of the audited consolidated financial statements for a reconciliation of significant differences between Canadian and U.S. generally accepted accounting principles.

2005 Highlights

- Commissioning of the Aguablanca nickel mine completed and commercial production commenced with sales in 2005 of 11.2 million pounds of nickel at a cash cost[a] of $3.17 per pound, generating sales of $47.9 million. Nickel production was 11.9 million pounds.
- Construction commenced in November at the Tasiast gold project in Mauritania, with a lump-sum turn-key contract awarded to Senet in January 2006.
- Operating cash flow of $9.0 million.
- $53.6 million held in cash and cash equivalents at year-end.
- Net loss of $42.1 million, including a derivatives loss of $25.3 million, a foreign currency exchange loss of $11.6 million and an accrual for mine closure of $4.1 million. The derivatives loss resulted primarily from copper derivative financial instruments related to the Aguablanca project finance.
- El Valle and Carlés mines produced 68,945 ounces of gold at a cash cost[a] of $445 per ounce in 2005. In February 2006, the Company decided to proceed with the closure of these operations.
- Asturian Government's (Spain) rejection of the application for the "change of land use" required to develop the Salave gold project prompted legal proceedings by the Company and impacted plans for El Valle and Carlés.

[a] Refer to Non-GAAP Measures Section.

Overview

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company produces gold at its El Valle and Carlés mines in northern Spain and nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain. Closure of the northern Spanish gold mines is planned by the end of 2006. Construction of its Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

In December 2004, the Company started commissioning at its Aguablanca nickel mine, with commercial production commencing in 2005, which provided revenues of $47.9 million during the year. Gold operations at the El Valle and Carlés mines, with reduced production and increased cash costs, were marginal, resulting in the decision, in February 2006, to commence the closure of these operations, to be completed by the end of 2006. The construction of the Tasiast gold project in Mauritania commenced in November 2005, with a lump-sum turn-key contract awarded to Senet of South Africa, which was finalized in January 2006. All main equipment has been already ordered and key personnel are either on site or have been identified.

Selected Annual Information

A detail of selected annual information is as follows:

$000	2005 [b]	2004 [a][b]	2003
Revenues	105,500	68,503	60,278
Net income (loss)	(42,125)	(44,445)	3,207
Net income (loss) per share – basic and diluted	(0.27)	(0.36)	0.03
Cash provided by operating activities	8,965	8,878	21,118
Cash and cash equivalents	53,624	81,889	32,862
Total assets	249,217	281,910	162,390
Long-term debt	15,982	31,109	6,706
Dividends declared per share	–	–	–

[a] Includes a write-down of $28.4 million.
[b] Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to "Milling Agreement" section below).

Refer to the Results of operations – Consolidated section below for a discussion about the factors that have causes period to period variations.

Summary of Quarterly Results

A summary of quarterly results is as follows:

$000	2005 [a]				2004 [a]			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Revenues	34,131	30,070	32,269	9,030	16,026	19,349	14,120	19,008
Net (loss)	(9,667)	(10,123)	(6,207)	(16,128)	(31,366)	(6,379)	(288)	(6,412)
Net (loss) per share – basic and diluted	(0.06)	(0.06)	(0.04)	(0.10)	(0.21)	(0.05)	(0.00)	(0.06)
Cash provided by (used in) operating activities	13,037	5,769	1,234	(11,075)	(3,354)	4,610	2,702	4,920

[a] Includes the effect on sales and net (loss) of the treatment of Nalunaq ore (refer to "Milling Agreement" section below).

The Company started production at its Aguablanca nickel mine in early 2005. Sales increased significantly from the second quarter of 2005 onward, as a result of the commencement of the sale of Aguablanca concentrate in that quarter.

Review of Mining Operations - Gold

El Valle and Carlés Gold Operations

During 2005, the Company continued to produce gold from its El Valle and Carlés underground operations situated in northern Spain. Gold production from the Company's own operations in 2005 was 68,945 ounces compared to 118,580 ounces in 2004 (174,175 in 2003). In addition, the Company treated 113,931 tonnes of Nalunaq ore in 2005 (21% of plant capacity), compared to 93,780 tonnes treated in 2004 (13% of plant capacity). The lower production from El Valle and Carlés was due to a 14% reduction in head grade due to higher than expected dilution (from 6.4 grams per tonne in 2004 to 5.5 grams per tonne in 2005), and 31% less plant throughput due to the hardness of the underground ores treated compared to the softer ores from the El Valle open pit mined and treated previously. Cash cost (refer to Non-GAAP Measures section) for the El Valle and Carlés operations increased to $445 per ounce, compared to $215 in 2004 and $146 in 2003.

Summary of El Valle and Carlés Gold Operations

	2005			2004			2003
	Rio Narcea's operations	Nalunaq ore [b]	Total	Rio Narcea's operations	Nalunaq ore [b]	Total	Rio Narcea's operations
Tonnes of ore milled	**416,132**	113,931	530,063	606,713	93,780	700,493	761,631
Grade (g/t)	**5.5**	16.6	7.9	6.4	17.1	7.8	7.6
Recovery (%)	**94.2**	96.5	95.3	95.0	97.3	95.6	94.1
Gold production (oz)	**68,945**	58,767	127,712	118,580	50,297	168,877	174,175
Cash cost ($/oz)[a]	**445**	458	451	215	397	269	146

[a] Refer to Non-GAAP Measures section.
[b] There was no processing of Nalunaq ore in 2003.

El Valle Gold Mine

In 2004, the mine made the transition from an open pit to an underground operation. Open pit mining was completed in August 2004.

In December 2004, revised mine plans for the El Valle and Carlés mines were developed. A significant increase in mining costs was expected and confirmed for 2005 due to the lower mining rates and lower grades. As at December 31, 2004, the Company evaluated for impairment the book value of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and based on the then current reserves and operating costs, determined that a write-down of the carrying value of these assets of $28.4 million was appropriate.

In 2005, mine production from the El Valle underground mine was 177,613 tonnes at 3.1 grams Au per tonne and 0.98% Cu, compared to a budget of 237,255 tonnes at 4.1 grams Au per tonne and 0.84% Cu. This resulted in 25% less tonnes mined at a 24% lower head grade compared to budget, producing 43% less contained gold.

At year end 2005, mineral resources and reserves are as follows:

El Valle Gold Mine - Mineral Reserves and Resources [a]

	Tonnes (000)	Gold Grade (g/t)	Contained Gold (ounces)	Copper Grade (%)	Contained Copper (000 lb)
Mineral reserves					
Proven [b]	230	3.84	29,000	0.95	4,844
Probable	-	-	-	-	-
Total proven and probable reserves	**230**	**3.84**	**29,000**	**0.95**	**4,844**
Mineral resources					
Measured	953	5.08	157,000	1.24	24,669
Indicated	1,025	5.93	195,000	1.20	23,962
Total measured and indicated resources	**1,978**	**5.52**	**351,000**	**1.22**	**48,631**
Inferred resources	2,569	8.74	722,000	0.79	18,033

[a] Mineral resources included mineral reserves.
[b] Include the estimated 14,000 ounces of gold contained in 100,000 tonnes of stockpiled ore.

The El Valle reserves and resources estimates and updates are prepared by or under the direction of Alan C. Noble, of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea, as that term is defined in National Instrument 43-101.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006. As a result of this decision, mining during 2006 will be concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development.

Total closure costs, including site rehabilitation costs at El Valle and Carlés and statutory employee severance payments, are not expected to exceed $5.9 million, all of which has been accrued for as of December 31, 2005.

In reaching this decision, the Company has been significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the change of land use at the Salave gold project (refer to section Review of Development and Feasibility Gold Projects – Salave Gold Project below) located some 70 km west of the El Valle, as the concentrates that were planned to be produced from the Salave project were expected to be processed at the El Valle plant, with improved economics.

Carlés Gold Mine

The Carlés mine accounted for approximately 35% of the total production in 2005 (12% in 2004). The Company started underground mining at Carlés East in mid-2003. Open pit production at Carlés was completed in May 2004.

At year end 2005, mineral resources and reserves are as follows:

Carlés Gold Mine - Mineral Reserves and Resources [a]

	Tonnes (000)	Gold Grade (g/t)	Contained Gold (ounces)	Copper Grade (%)	Contained Copper (000 lb)
Mineral reserves					
Proven [b]	160	5.01	26,000	0.57	1,990
Probable	64	4.30	9,000	0.41	580
Total proven and probable reserves	**224**	**4.81**	**35,000**	**0.52**	**2,570**
Mineral resources					
Measured	240	5.32	41,000	0.80	3,451
Indicated	619	5.2	103,000	0.68	9,193
Total measured and indicated resources	**859**	**5.23**	**145,000**	**0.71**	**12,644**
Inferred resources	832	5.05	135,000	0.58	7,952

[a] Mineral resources included mineral reserves.

The Carlés reserves and resources estimates and updates are prepared by or under the direction of Alan C. Noble, of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea as that term is defined in National Instrument 43-101.

In 2005, mine production from the Carlés underground mine was 158,588 tonnes at 5.4 grams Au per tonne and 0.78% Cu, compared to a budget of 187,026 tonnes at 6.4 grams Au per tonne and 0.73% Cu. Compared with budget, there was a 15% reduction in tonnes mined at a 16% lower head grade which resulted in 28% less contained gold from Carlés underground mine in 2005.

As previously discussed, the Company has taken the decision to proceed with the closure of these operations. The Company does not believe that positive cash flow could be sustained at Carlés on a stand-alone basis.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), a subsidiary of Crew Gold Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq was to sell to Rio Narcea four to five batches per year of high-grade ore at the selling price of the recovered gold less a milling fee, essentially a "tolling fee" arrangement. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

The primary rationale for the purchase and treatment of the Nalunaq ore is that it enables the El Valle plant to operate at approximately full capacity and, therefore, more efficiently and cost effectively. The gross margin for treatment of the Nalunaq ore amounted to negative $0.3 million in 2005 (positive $0.5 million in 2004).

On March 9, 2006, the Company gave notice to Nalunaq that, in accordance with the existing agreement, the agreement will terminate on September 30, 2006.

Review of Mining Operations - Nickel

Aguablanca Nickel Operations

The construction of the Aguablanca open pit mine (Ni-Cu-PGM) and its on-site processing facilities was completed in mid-December 2004 and commissioning commenced immediately thereafter. In 2005, plant throughput was constrained due to equipment design problems encountered during start-up. A systematic program of changes was implemented by the Company such that by the end of 2005, the plant achieved operating results close to design specifications. In January 2006, the performance tests, as specified in terms of the lump-sum contract with Fluor Corporation, were achieved.

A summary of the Aguablanca operating results for the 2005 year and each quarter thereof is shown below:

	Year Ended December 31, 2005	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
Ore milled (tonnes)	**997,224**	274,434	258,121	285,224	179,445
Nickel head grade (%)	**0.76**	0.86	0.83	0.64	0.69
Copper head grade (%)	**0.55**	0.59	0.58	0.49	0.57
Nickel recovery (%)	**71.3**	78.8	76.8	63.7	58.4
Copper recovery (%)	**88.7**	90.7	88.5	92.3	82.1
Nickel production (000 lb)	**11,863**	4,085	3,654	2,563	1,561
Copper production (000 lb)	**10,776**	3,224	2,946	2,843	1,763

The Company is confident that the results obtained in the fourth quarter of 2005 are sustainable and can be further improved upon during 2006. Since January 1, 2006, the mills have been treating an average of approximately 180 tonnes per hour ("Tn/h"), which would correspond to approximately 1.5 million tonnes on an annualized basis. Further increases up to 235 Tn/h should be achievable in the near term. The only foreseeable limiting factor to such further increases in throughput is the availability of process water due to severe drought conditions currently being experienced in the south of Spain. As a precaution, the Company has been securing alternatives, over and above the existing water sources, in the event that the drought conditions continue during the year. Grades of nickel and copper in the bulk concentrate have continued to improve and currently average approximately 7% nickel and 7% copper.

Mine production has performed well during the year, with mining rates being limited by plant constraints.

In conjunction with the commencement of the open pit operations, a 2,700 metre-long ramp to access the mineralization below the Aguablanca open pit was developed and completed in 2005, which has facilitated commencement of an underground infill drilling program to test the continuation of ore at depth. Infill and exploration drilling both from underground and surface will continue during 2006.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

On June 30, 2004, Rio Narcea signed a definitive agreement with Defiance Mining Corp. ("Defiance") whereby, pursuant to a plan of arrangement, it acquired all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. The transaction closed on September 3, 2004.

As a result of the Defiance transaction, Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa and approximately 16,000 square kilometres of exploration licenses also in Mauritania. The Tasiast project is fully permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The mineral resources and reserves of the project are as follows:

Tasiast Gold Project - Mineral Reserves and Resources (@1 g/t gold cut-off) [a]

	Tonnes (000)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves			
Proven	602	3.75	73,000
Probable	8,337	3.03	812,000
Total proven and probable reserves	**8,939**	**3.08**	**885,000**
Mineral resources			
Measured	628	3.92	79,000
Indicated	11,441	3.01	1,106,000
Total measured and indicated resources	**12,069**	**3.06**	**1,185,000**
Inferred resources	12,428	2.25	889,000

[a] Mineral resources included mineral reserves.

The Tasiast reserve estimate was prepared by A.C.A. Howe International Ltd. ("A.C.A. Howe") under the supervision of Daniel C. Leroux, P.Geo., a Qualified Person independent of Rio Narcea, as disclosed in the 43-101 report dated January 31, 2006 (the "2006 A.C.A. Howe Technical Report") which report adopted section 5.0 of the SNC Lavalin 43-101 report dated May 27, 2004. Rio Narcea's modifications to the pit design have resulted in slight changes to the mineral reserve estimate originally prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance. The Tasiast resource estimate was prepared by A.C.A. Howe under the supervision of Daniel C. Leroux, P.Geo. a Qualified Person independent of Rio Narcea. As disclosed in the 2006 A.C.A. Howe Technical Report, A.C.A. Howe audited the previous resource estimate prepared by A.C.A. Howe and set out in their 43-101 report dated October 10, 2003.

In January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to Senet, an international engineering, design and project management company based in South Africa. Capital costs for the Tasiast project are estimated at $63.5 million and the cash cost over the 8-plus year open pit mine-life is expected to average $240 per ounce (refer to Non-GAAP Measures section).

Increased capital costs, as compared with the 2004 feasibility study, are related to a number of factors including a $5.8 million increase in the costs for the power plant, which will utilize heavy fuel oil rather than the more costly diesel fuel. Other cost increases were related to the general rise in prices for construction and related materials.

Following this review, the Company announced, in August 2005, its decision to proceed with the construction of the Tasiast project and, in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with Senet for the construction of the plant and the camp and related facilities.

Construction of the project is expected to be completed during the first half of 2007, with first gold production in 2007.

The project will be financed by a combination of project debt financing, the Company's existing cash and projected future operating cash flow. In November 2005, Rio Narcea signed a mandate letter with Macquarie Bank Ltd. to provide a $45 million debt facility for the construction of the project. The debt facility, which is subject to Macquarie's credit approval, including the usual technical and legal due diligence, includes a $40 million project loan, a $5 million guaranteed loan and a gold hedging facility under which the Company will be required to enter into a price protection program for 340,000 ounces of gold, assuming the total facility is drawn down.

Salave Gold Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. ("EMC"), a Spanish exploration company which owns the mineral rights to the Salave gold deposit located in Asturias, Spain. The acquisition cost of EMC amounted to approximately $5.8 million, of which $1.5 million was paid in shares of the Company and $4.3 million was paid in cash. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, that existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. As consideration for the cancellation of the lease agreement, the Company paid $5.0 million in cash and granted 2 million warrants, the fair value of which amounted to $1.2 million During 2004 and 2005, the Company's interest in EMC was increased to 95.0% as a result of EMC completing various equity financings in which the minority shareholders did not participate (refer to note 6 of the audited consolidated financial statements).

In May 2004, the Company commenced a full feasibility study on Salave that included the compilation of previous exploration and drilling information into a single database. Additionally, a 15,500-metre infill drilling program was initiated to close the drill hole spacing to 25 metres, and was completed in May 2005.

A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current resource. Drilling extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit.

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., a Qualified Person independent of Rio Narcea, and was filed on November 8, 2004. The report was based on all available information and drill data from previous work on the project but included only the first 15 holes from the infill drill program. The study estimated that the Salave project contains a measured and indicated resource of 1.5 million ounces of gold in 15,195,000 tonnes grading 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold is estimated to be contained in 2,813,000 tonnes grading 2.5 g/t gold in the inferred resource category. The resource estimate is summarized in the table below:

Salave Project - Resource (@1 g/t gold cut-off)

	Tonnes (000)	Grade (g/t)	Contained Gold (Ounces)
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total measured and indicated resources	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land and reclassification for mining use. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Review of Exploration Properties

On February 1, 2006, the Company appointed Dr. Carl Hering as Senior Vice President Exploration and Business Development. Under his leadership, the Company is reviewing exploration plans of its large land packages both in the southern Iberian Peninsula and Mauritania. Dr. Hering is also charged with the investigation and acquisition of new exploration and business opportunities that will contribute to Rio Narcea's future growth in shareholder value.

Ossa Morena (Spain and Portugal)

During 2005, most of the exploration work on the Ossa Morena belt was focused on targeting Iron Oxide Copper Gold ("IOCG") mineralization along the north-west trending Olivenza–Monesterio antiform. In total, 2,345 metres were drilled in 17 holes in two different project areas in Spain.

At Alconchel, stratiform, tuff hosted chalcopyrite, pyrite and magnetite mineralization has been traced by drilling along 1,650 metres. The best drill hole intercepts were 2.70 metres at 5.5% copper and 0.32 grams per tonne of gold and 5.85 metres at 1.2% copper and 0.1 grams per tonne gold. Selected gold values reached up to 11.1 grams per tonne gold over 0.3 metres. At La Vicaría, structurally controlled pyrite, chalcopyrite mineralization associated with large zones of alteration has been discovered. The best drilling results were 14.6 metres at 0.8% copper, including a high grade interval of 1.5 metres at 6% copper.

Encouraging results were also encountered in and around the Honor de Miengo concession in Spain, where continuous channel sampling has returned values as high as 6.44 grams per tonne gold and 9.14% copper over 4 metres. Sultana and Vicaría, as well as Guijarro–Chocolatero and Teuler form part of the Bodonal–Cala gold belt. This is a 40 kilometres long by 7 kilometres wide belt that hosts the most important copper-gold mineralization identified to-date in the Ossa Morena region.

Rio Narcea is currently in discussions with certain companies that have expressed interest to enter into farm out exploration agreements on the Company's Ossa Morena land position.

Mauritania

A preliminary review of the exploration database on the Company's extensive 16,000 square kilometres land position in Mauritania is indicating that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host not only additional gold mineralization, but also nickel-copper mineralization.

Thus, for example, in one of the licence blocks, the airborne geophysical data has delineated several coincident magnetic highs and radiometric lows which could be directly related to mafic – ultramafic bodies. One of the best anomalies measures 4 kilometres long by 2 kilometres wide.

In the Ahmeyin–Tijirit licence block, several coincident nickel and copper soil anomalies have been delineated, which are spatially associated with outcrops of ultramafic rocks. One of the best anomalies that deserves follow up work is 1.5 kilometres long, east-west oriented and has values of up to 609 parts-per-million ("ppm") of nickel and 337 ppm of copper.

The Company is planning to commence active exploration on its Mauritanian land holdings in 2006.

Corcoesto (Spain)

In March 2005, the Company entered into an exploration agreement with Kinbauri Gold Corporation ("KNB") in relation to the Company's Corcoesto project, under which KNB can earn an interest of up to 65% of this project by expending €4.0 million ($4.7 million) in exploration over five years. In 2005, KNB conducted a 2,245 metres diamond drilling program consisting of 12 holes. Some of the best intercepts included 23.76 grams per tonne over 2.0 metres, which has encouraged KNB to continue exploring this project in 2006.

El Valle "Area 107" (Spain)

The only gold exploration currently being carried out by the Company at or near the El Valle mine is in "Area 107" that is located close to the existing underground operations. Drilling here encountered a number of high grade gold intersections and also indicated structural continuity of the mineralized zone. The mineralization remains open at depth and towards the southeast where the best intersections have been encountered.

All the underground drilling has been conducted from existing production development and is not ideally located for an exploration program. Nevertheless, the results obtained show that the structure remains open.

The Company is evaluating options to advance exploration in this area.

Exploration Agreements

The Company has exploration agreements to conduct exploration programs on its properties with C2C Inc. (for gold in Portugal), Ventura Gold Corp. (for gold in Navelgas belt – Asturias, Spain) and with Kinbauri Gold Corporation (for gold in Corcoesto – Galicia, Spain). The results of the exploration efforts under these agreements are reported by each partner.

On March 15, 2005, the Company signed a definitive agreement with Compañía de Minas Buenaventura, S.A.A. ("BVN"), under which BVN had the option to earn up to a 70% interest in all of the Company's exploration stage properties within the Rio Narcea Gold Belt in northern Spain, with the exception of the El Valle and Carlés mines and the related infrastructure. The Company and Buenaventura have verbally agreed in January 2006 to cancel this agreement.

Results of Operations

Consolidated

The Company generated a net loss of $42.1 million ($0.27 per share) for the fiscal year ended December 31, 2005, compared to a net loss of $44.4 million ($0.36 per share) in 2004. For 2003, the Company had net income of $3.2 million ($0.03 per share). Although the net loss in 2005 is similar to the net loss in 2004, the main factors that have contributed to them are different, as summarized below:
- Increase in the cost of sales of gold operations (inclusive of mining expenses and acquisition of Nalunaq ore, plant expenses, smelting and refining and transportation), which amounted to $57.0 million for sales of $57.6 million in 2005, compared to $62.1 million for sales of $68.5 million in 2004.
- Reduction in the depreciation and amortization expenses from gold operations, from $10.1 million in 2004 to $1.3 million in 2005, due to the $28.4 million write down recorded in 2004 in respect of the El Valle and Carlés gold mines.
- Accrual of $4.1 million in respect of the closure of the El Valle and Carlés gold mines.
- Start of the nickel operations in early 2005, with a net loss incurred in 2005 of $15.7 million, compared to $1.8 million in 2004. The net loss in 2005 includes a $23.7 million derivatives loss as a result of the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company in connection with the project finance of the Aguablanca project.
- Foreign currency exchange loss of $11.6 million in 2005, compared to a gain of $4.5 million in 2004, as a result of the effect of the stronger U.S. dollar on the loans denominated in U.S. dollar held by certain of the Company's Spanish subsidiaries and the cash and cash equivalents held in Euros by the Company.

A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Gold operations

Gold operations incurred a net loss of $15.2 million in 2005 compared to a loss of $39.8 million in 2004. The following factors affected the result for 2005:

- Increase in the cost of sales (inclusive of mining expenses and acquisition of Nalunaq ore, plant expenses and smelting, refining and transportation), which amounted to $57.0 million for sales of $57.6 million in 2005, compared to $62.1 million for sales of $68.5 million in 2004.
- Reduction in depreciation and amortization expenses, from $10.1 million in 2004 to $1.3 million in 2005, due to the $28.4 million write down recorded in 2004 in respect of the El Valle and Carlés gold mines.
- Accrual of $4.1 million in respect of the closure of the El Valle and Carlés gold mines.

Sales – Gold operations – The Company's revenues from its own gold operations in 2005 decreased to $34.7 million from $48.0 million in 2004 and $60.3 million in 2003. The reduction was due to the lower gold production from own operations as a result of lower plant throughputs and head grades (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations), despite the higher gold market prices.

In addition, the Company generated revenues of $22.9 million and $20.5 million in 2005 and 2004, respectively, from sales of gold produced under the Nalunaq agreement (refer to section Review of Mining Operations – Gold – Milling Agreement). There were no sales under the Nalunaq agreement in 2003.

The average realized gold price was $437 per ounce in 2005, up from $408 per ounce in 2004 ($356 per ounce in 2003). The effect of the higher gold price on sales from the El Valle and Carlés operations amounted to approximately $2.4 million in 2005. The average spot gold price in 2005 was $445 per ounce versus $410 per ounce in 2004 ($363 per ounce in 2003).

A reconciliation of gold sales in the consolidated statements of operations and deficit is as follows:

	2005		2004		2003	
	$000	**$/ounce**	$000	$/ounce	$000	$/ounce
Gold sales before hedging	**55,848**	**437**	68,849	408	62,182	357
Cash gold hedging effect	—	—	—	—	(82)[a]	(1)
Realized gold sales	**55,848**	**437**	68,849	408	62,100	356
Non-cash gold hedging effect and deferred derivatives loss	**(1,984)**	**(15)**	(1,061)	(7)	(1,282)	(7)
Gold sales [b]	**53,864**	**422**	67,788	401	60,818	349
Average spot price		**445**		410		363
Production (ounces)		**127,712**		168,877		174,175

[a] Does not include the acquisition cost of the gold calls settled in 2003.
[b] Refer to note 19 of the audited consolidated financial statements.

Cost of sales – Gold operations – Cost of sales of gold operations for the Company's own operations decreased to $33.9 million in 2005 from $42.1 million in 2004 ($40.6 million in 2003). This reduction results from the lower mine and plant production achieved in 2005, partially offset by increased mine and plant costs.

Mine costs at gold operations amounted to $22.6 million in 2005, compared to $30.1 million in 2004; however, mine production from El Valle and Carlés mines was 336,201 tonnes at 4.2 grams per tonne in 2005 (45,235 ounces of gold contained), compared to 288,778 tonnes at 6.3 grams per tonne in 2004 (58,373 ounces of gold contained). Plant expenses, including treatment of Nalunaq ore, amounted to $13.3 million in 2005 compared to $13.9 million in 2004; however, since plant throughput was lower at 530,063 in 2005 compared to 700,493 tonnes in 2004, plant expenses increased from $20 per tonne in 2004 to $25 per tonne in 2005.

Cash costs per ounce (refer to Non-GAAP Measures section) from own operations amounted to $445 per ounce in 2005, compared to $215 per ounce in 2004 and $146 per ounce in 2003. In Euros, the functional currency of the operating mines, cash costs increased to €357 per ounce in 2005, compared to €173 per ounce in 2004 and €129 per ounce in 2003.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea's gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company's mining operations (refer to Non-GAAP Measures section).

During the last quarter of 2005, the Company changed its accounting policy of stripping costs (refer to Amendment and Change in Accounting Policies section below) with an effective date of January 1, 2005. This change in policy had no impact on the prior year's financial statements as the stripping costs capitalized in previous years were fully amortized as at December 31, 2004.

Cost of sales – Gold operations – Nalunaq (refer to note 20 of the audited consolidated financial statements) – Cost of sales under the agreement with Nalunaq amounted to $23.1 million in 2005, similar to the $19.9 million incurred in 2004. These costs are basically composed of the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of a milling and efficiency fees, and related expenses (mainly import duties and inland transport), variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations have reduced significantly, to $1.3 million in 2005 from $10.1 million in 2004 ($9.6 million in year 2003). The reason for the reduction is the write-down of $28.4 million recorded in 2004 in respect of the El Valle and Carlés gold operations, which are the only operating gold mines of the Company.

Exploration costs – Exploration costs related to gold projects amounted to $3.1 million in 2005, similar to the $3.3 million incurred in 2004 ($4.3 million in 2003). The amount incurred in 2005 includes $2.6 million in relation to the infill drilling campaign and other studies in respect of the Salave gold project in Spain.

Administrative and corporate expenses – Administrative and corporate expenses were $2.0 million in 2005, similar to the $2.1 million incurred in 2004 ($2.6 million in 2003).

Accrual for closure of El Valle and Carlés – In 2005, the Company recorded an accrual of $4.1 million in relation to the decision to close the El Valle and Carlés gold operations during 2006 (refer to notes 6 and 10 of the audited consolidated financial statements).

Foreign currency exchange gain (loss) – The Company incurred a foreign exchange loss of $0.9 million during 2005 compared to a gain of $0.1 million in 2004, primarily resulting from the stronger US$ versus the Euro and its effect over the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expenses and amortization of financing fees decreased slightly to $0.9 million in 2005 from $1.2 million in 2004. Although interest rates increased in 2005, the reduced average level of indebtedness and the capitalization of interest in respect of the construction of the Tasiast project more than offset that increase.

Derivatives loss – The Company incurred a loss of $1.5 million in relation to the gold derivative financial instruments, due to the higher gold market price, which was $436 per ounce as at December 31, 2004 and $513 one year later. The loss for the year comprises a $0.9 million non-cash loss due to the mark-to-market of the derivative instruments and a $0.6 million cash loss incurred on settlement of the derivatives that matured in 2005. As at December 31, 2005, the gold derivatives of the Company (excluding offset transactions) included puts of 96,380 ounces and forwards sales of 7,751 ounces (refer to note 15 of the audited consolidated financial statements).

Income tax (expense) benefit – The Company recorded an income tax expense of $2.4 million in respect of its gold operations in Mauritania, as a result of the change in the income tax rate from 20% to 25% and the tax effect of the capitalization of interests.

As at December 31, 2005, the Company has tax assets of $31.1 million in respect of its gold operations, of which $28.9 million are related to the Spanish gold operations. These tax assets have been reduced by a full valuation allowance as at December 31, 2005, although they remain available to offset future income, if it occurs.

Nickel operations

Nickel operations incurred a net loss of $15.7 million in 2005 compared to a loss of $1.8 million in 2004. However, since 2005 was the first year of operations of the Aguablanca nickel mine, the only nickel mine of the Company, the results for 2005 and 2004 are not comparable. The main contributor to the losses during the year was a derivatives loss of $23.7 million, related to the copper derivative financial instruments entered into as a requirement for the Aguablanca project debt. Copper price has increased from $1.49 per pound as at December 31, 2004 to $2.08 per pound as at December 31, 2005, resulting in a decrease in the fair value of the derivatives.

Sales – Nickel operations – During 2005, the Company sold five shipments of Aguablanca nickel concentrate, containing 11.4 million pounds of nickel, for revenues of $47.9 million. As at December 31, 2005, there are 4.9 million pounds of nickel whose price had not been finally determined and for which the then prevailing nickel forward prices were used.

The average realized nickel price was $5.31 per pound sold in 2005. The average spot nickel price in 2005 was $6.68 per pound ($6.50 per pound from May 2005, when the first shipment was sold, to December 2005).

Cost of sales – Nickel operations – Cost of sales of nickel operations (refer to note 20) amounted to $24.3 million in 2005. The difference between Nickel sales and Cost of sales – Nickel operations resulted in a positive contribution of $23.7 million for the period.

Cash costs per pound (refer to Non-GAAP Measures section) amounted to $3.17 per pound in 2005. In Euros, the functional currency of the operating mines, cash cost amounted to €2.55 per pound in 2005.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea's nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company's mining operations (refer to Non-GAAP Measures section).

Exploration costs – Exploration costs related to nickel projects were $2.4 million in 2005 compared to $3.1 million in 2004. As in previous years, nickel exploration is primarily related to the exploration permits in the Ossa Morena region (southern Spain and Portugal).

Foreign currency exchange gain (loss) – The Company incurred a foreign exchange loss of $4.4 million during 2005 compared to a gain of $3.6 million in 2004, resulting from the stronger US$ versus the Euro and its effect over the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expense and amortization of financing fees amounted to $0.2 million in 2005 ($0.5 million in 2004). Although the $30.0 million project debt was drawn down in 2004, interest was capitalized that year as part of the project capital expenditures of Aguablanca and has also been capitalized in 2005 as part of the project capital expenditures of Tasiast.

Derivatives loss – The Company incurred a loss of $23.7 million in relation to the copper derivative financial instruments, resulting from the higher copper price of $1.49 per pound as at December 31, 2004 and $2.08 one year later. The loss for the year is comprised of a $17.2 million non-cash loss due to the mark-to-market of the derivative instruments and a $6.5 million cash loss incurred on settlement of the derivatives that matured in 2005.

Income tax (expense) benefit – As at December 31, 2005, the Company has tax assets of $10.5 million in respect of its nickel operations, which are related to the Spanish nickel operations. These tax assets have been reduced by a full valuation allowance as at December 31, 2005, although they remain available to offset future income, if it occurs.

Corporate operations

Corporate operations incurred a net loss of $11.2 million in 2005 compared to a loss of $2.8 million in 2004. The main factor that led to the increase in losses was the foreign currency exchange loss of $6.2 million incurred during the year, resulting from the parent company holding cash and cash equivalents in Euros.

Administrative and corporate expenses – Administrative and corporate expenses incurred by corporate activities have increased to $5.1 million in 2005 from $3.9 million in 2004.

Foreign currency exchange gain (loss) – During 2005, the Company has incurred foreign currency exchange losses of $6.2 million (2004 – $0.8 million) in its corporate activities, resulting from the effect of the stronger US$ over the cash and cash equivalents held in Euros.

Income tax (expense) benefit – As at December 31, 2005, the Company has tax assets of $13.4 million in respect of its corporate operations. These tax assets have been reduced by a full valuation allowance as at December 31, 2005, although they remain available to offset future income, if it occurs.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company's consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents decreased to $53.6 million as at December 31, 2005, from $81.9 million as at December 31, 2004. Operating cash flows were $9.0 million in 2005 and the exercise of stock options provided an additional $2.5 million; however cash and cash equivalents decreased during 2005 due to the significant investing expenditures totalling $24.0 million, (of which $8.6 million was related to Aguablanca, $8.7 million to Tasiast, $5.4 million to El Valle and Carlés and $1.3 million to other investments), the net repayments of bank loans that amounted to $8.6 million and the negative effect of the stronger US$ on the cash and cash equivalents held in Euros that amounted to $7.1 million.

For 2006, the Company anticipates that capital expenditures on mineral properties will amount to approximately $45.2 million, of which $41.0 million will be related to the construction of the Tasiast gold project in Mauritania, including the lump-sum turn-key contract signed with Senet. Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that the required funds for the capital expenditures will come from a combination of cash and cash equivalents held by the Company, cash flows from operations and project finance loans for the Tasiast gold project.

Operating activities –

In 2005, cash provided by operating activities amounted to $9.0 million compared to $8.9 million in 2004 and $21.1 million in 2003. In 2004, the main contributor to operating cash flows had been gold operations ($16.1 million), with nickel operations using $5.0 million and corporate operations using $2.2 million. However, in 2005 nickel operations have been the key factor in obtaining positive operating cash flows ($14.3 million), with gold operations using $2.2 million and corporate operations using $3.1 million.

The reasons for the change are the poorer performance of the gold operations at El Valle and Carlés, with higher costs and lower production, and the start of production and sales at the Aguablanca nickel mine.

Investing activities –

Investing activities consumed $24.0 million in 2005 compared to $55.2 million in 2004 ($43.7 million in 2003). Investing activities in 2005 included $28.9 million in relation to capital expenditures ($54.6 million in 2004 and $42.5 million in 2003), grants amounting to ($7.0

million) (($0.1 million) in 2004 and $0.8 million in 2003), and $2.1 million in relation to other activities ($0.7 million in 2004 and $0.4 million in 2003).

Capital expenditures on mineral properties in 2005 include $5.0 million for the El Valle and Carlés mines, $8.7 million for the Tasiast project, $13.6 million for the Aguablanca mine, and $1.6 million incurred in other projects.

In 2004, capital expenditures had been related to El Valle and Carlés ($8.7 million), Aguablanca ($41.5 million), Tasiast ($2.0 million) and acquisition of Salave and Defiance ($2.4 million).

In addition, during 2005 the Company collected $7.0 million corresponding to a portion of the grant received in 2003 for the Aguablanca mine.

Financing activities –

The exercise of employee stock options and non-employee stock options and warrants generated proceeds of $0.7 million in 2005, compared to $1.3 million in 2004 and $2.4 million in 2003.

In 2005, 1,750,000 share purchase options that had been previously issued to Deutsche Bank, S.A.E ("Deutsche Bank") under a $3.5 million credit facility were exercised into 1,750,000 common shares for proceeds to the Company of $1.75 million. Coincident with the exercise of these options, the Company prepaid $1.75 million owing under the facility. In addition, 3,251 share purchase options granted to Investec and Macquarie were exercised in 2005 for proceeds of $4.6 thousand.

In 2004, the Company completed an equity financing for gross proceeds of $61 million (CDN$74.5 million), comprised of 24,050,000 special warrants, including a partial exercise of the underwriters over-allotment option, at a price of CDN$3.10 per special warrant for net proceeds of $58.3 million (CDN$71.2 million). Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

In 2003, the Company completed two equity financings for gross proceeds of $50.6 million (CDN$72.1 million). In March 2003, the Company completed an equity financing comprised of 12,000,000 special warrants, including exercise of the underwriters over-allotment option, at a price of CDN$2.25 per special warrant for net proceeds of $16.7 million (excluding expenses of $0.4 million being the fair value of the 600,000 additional warrants granted to the agent as part of its fees). In September 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of CDN$2.80 per unit for net proceeds of $31 million. Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

Proceeds from bank loans and other long-term liabilities totalled $10.8 million in 2005 (2004 - $42.7 million; 2003 - $3 million).

Proceeds from bank loans in 2005 include $4.4 million granted by Barclays Bank to finance the acquisition of Nalunaq ore and that was repaid in February 2006, $4.7 million granted by Barclays Bank to finance VAT that was repaid in 2005, $0.8 million that corresponds to reimbursable subsidies and other loans amounting to $0.9 million.

In March 2004, the Company drew down $30.0 million under the facilities granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie") facilities to finance the construction of the Aguablanca mine. Also, €5.0 million ($6.2 million) relates to a subsidized loan for the Aguablanca mine granted by the Ministry of Industry, Commerce and Tourism (formerly Ministry of Science and Technology) and collected in January 2004. In addition, the Company drew down €5.1 million ($6.4 million) in 2004 under the VAT facility granted by Barclays Bank, S.A. to finance VAT payable during construction of the Aguablanca mine. Other loans amounting to $0.1 million were drawn down in 2004.

Proceeds from bank loans and other long-term liabilities totalled $3.0 million in 2003. The Company drew down €2.1 million ($2.3 million) of the VAT facility granted by Barclays Bank, S.A. and the remaining amount corresponds to reimbursable subsidies collected in 2003 from the Spanish Ministry of the Economy.

Financing fees on bank loans amounted to $48 thousand in 2005 ($1.2 million in 2004 and $2.5 million in 2003). Financing fees incurred in 2004 and 2003 were in respect of opening fees, legal costs and technical consulting costs, most of which were associated with the Investec and Macquarie loan facility in respect of the Aguablanca mine.

Debt repayments amounted to $19.4 million in 2005, including $8.0 million repaid to Investec and Macquarie in respect of the Aguablanca project finance, $1.75 million repaid to Deutsche Bank, $9.2 million repaid to Barclays Bank in respect of loans granted to finance VAT, of which $4.7 million had been granted in 2005 and the balance in 2004. The balance, $0.5 million, corresponds to other loans.

Debt repayments amounted to $12.2 million during 2004. They included the repayment of $7.2 million to Deutsche Bank relating to the term loan facility, the repayment of €3.6 million ($4.5 million) of the VAT facility that had been drawn down in 2003, and other repayments amounting to a total of $0.5 million.

In 2003, debt repayments amounted to $6.5 million, including $6.1 million of scheduled payments to Deutsche Bank relating to the term loan facility and other loans amounting to $0.4 million.

Gold operations

Operating activities –

Gold operations consumed cash of $2.1 million in 2005 compared to cash generated in 2004 of $16.1 million. The reason for the poorer performance of the gold operations is the higher costs and lower production at El Valle and Carlés operations, as detailed in the section above.

Net cash consumed in 2005 by gold operating activities is basically comprised of cash proceeds of $1.1 million from El Valle and Carlés, cash used of $2.5 million in respect of the Salave gold project, cash used of $0.7 million in respect of the gold project in Honduras that is in restoration.

Investing activities –

Investing activities in respect of gold operations consumed $14.0 million in 2005, compared to $12.9 million in 2004. Investing activities in 2005 are mainly related to expenditures on mineral properties ($13.7 million), of which $5.0 million are related to El Valle and Carlés mines and

$8.7 million are related to the Tasiast gold project in Mauritania. In 2004, capital expenditures on mineral properties consisted of $8.7 million in relation to the El Valle and Carlés mines, and $2.0 million relation to the Tasiast project.

Nickel operations

Operating activities –

Production and sales of concentrate from the Aguablanca nickel mine started in 2005. During 2005, five shipments of Aguablanca concentrate were sold to Glencore International AG under the existing long-term agreement. Operating cash flow provided by nickel operations amounted to $14.3 million in 2005 compared to negative $5.0 million in 2004. There was no production of ore at Aguablanca in 2004. Operating cash flow originating in 2005 is basically comprised of $17.1 million from the Aguablanca nickel mine and net of cash of $2.8 million consumed in respect of nickel exploration in the Ossa Morena region.

Investing activities –

Investing activities consumed $8.6 million in 2005 ($42.3 million in 2004).

Capital expenditures on mineral properties amounted to $13.7 million and $41.5 million in 2005 and 2004, respectively, most of which are related to the Aguablanca nickel mine. Expenditures in 2005 include payments made to suppliers in 2005 in respect of works that had been completed by the end of 2004.

In addition, during 2005 the Company collected $7.0 million corresponding to a portion of the grant received in 2003 for the Aguablanca mine.

Corporate operations

Operating activities –

Corporate activities consumed operating cash flows of $3.1 million in 2005 ($2.2 million in 2004), basically related to administration and corporate expenses.

Investing activities –

The Company used $1.4 million in investing activities related to corporate operations. These investments correspond to the acquisition of the new head offices in northern Spain ($0.6 million).

Refer to note 16 of the audited consolidated financial statements for a detail of the Company's consolidated statements of cash flows.

Balance Sheet

Total assets decreased to $249.2 million as at December 31, 2005, from $281.9 million at the previous year end, principally attributable to a lower cash balance and receivables in respect of grants and VAT and other taxes. This more than offset an increase in the carrying value of mineral properties. Cash and cash equivalents decreased by $28.3 million to $53.6 million as a result of the investing expenditures and net repayments of bank loans, and receivables related to grants and VAT and other taxes reduced as a result of funds collected in 2005. The book value of mineral properties, net of depreciation, increased to $157.1 million in 2005 from $144.3 million in 2004.

The Company's working capital decreased at the end of 2005 to $18.9 million compared to $82.6 million at the end of 2004, due mainly to the reduction in cash, grants, VAT and other taxes receivable, and the increase in accounts payable and accrued liabilities, largely as a result of the mark-to-market of derivative financial instruments and accruals recorded in relation to the closure of El Valle and Carlés mines.

Long-term debt was $16.0 million at December 31, 2005, compared to $31.1 million at the end of 2004. The decrease is mainly related to the transfer to short term debt of $13 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca mine and $1.7 million under the Deutsche Bank loan.

Shareholders' equity decreased to $141.9 million at the end of 2005 from $191.3 million in 2004. The decrease is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totalling $3.7 million, a negative foreign currency translation adjustment of $11.0 million due to the depreciation of the Euro relative to the U.S. dollar, and net loss of $42.1 million for the year.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company's consolidated balance sheets.

Outlook

For Rio Narcea, 2006 is expected to be a turnaround year with the bases set for long-term growth. After a protracted period of start-up and commissioning during 2005, the Aguablanca nickel mine is now expected to provide the cash flow required for growing the company. The construction of the Tasiast gold project will continue through 2006 and will provide the Company with significant low cost gold production starting in 2007.

The El Valle and Carlés gold operations in northern Spain, where the Company started in 1994, will be closed by the end of 2006. The high mining costs due to bad ground conditions, together with the decision of the Regional Government of Asturias not to authorize the "change in land use" required to develop the nearby Salave gold deposit, have been the critical factors behind the closure decision. This decision to close the El Valle and Carlés mines may be viewed as a positive one, as it will, when completed, eliminate cash flow losses from these operations and enable management to focus on new business opportunities that create long-term shareholder value.

At Salave, no further field developments are planned and the Company has retained legal counsel to seek reversal of the decision or, alternatively, compensation for the damages suffered by the Company. This is backed by the Spanish laws, including, among others, the Spanish Constitution.

Besides the corporate growth opportunities that the Company will actively pursue during 2006, a significant effort will be placed on the exploration for additional gold, nickel and copper resources on our mineral rights in the Iberian Peninsula and Mauritania. Due to the very large size of the land package, the Company will continue, where appropriate, with the policy of entering into farm out exploration agreements on some of these properties in order to advance discoveries and share the exploration risks.

Risk and Uncertainties

The El Valle and Carlés gold mines and the Aguablanca nickel mine are the Company's main operating assets. In addition, the Company has started the construction of its Tasiast gold project in Mauritania. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, nickel and copper, and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. The following discussion pertains to certain principal risks not fully or previously discussed in the management's discussion and analysis but is not, by its nature, all inclusive.

Commodities and Foreign Exchange Risk

The cash flow and earnings of the Company will be derived primarily from gold and nickel mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond the Company's control. In addition, while revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are incurred in Euros, which can give rise to significant foreign currency transaction exposure.

From time to time, Rio Narcea enters into derivative financial instruments intended to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors.

The following table details the Company's derivatives position as at December 31, 2005 (offset transactions are not presented; refer to note 15 of the audited consolidated financial statements):

Gold

Year	Type of Contract	Ounces	Price per Ounce
2006	Put	6,960	$280
		89,420	€300
	Forward	7,751	$301

Copper

Year	Type of Contract	Tonnes	Price per tonne
2006–2008	Forward	6,000	€1,831
		6,000	€1,875

Foreign Exchange (US$/Euro)

Year	Type of Contract	$US	Price per $US
2006–2008	Forward	12,539,800	€1.22

As at December 31, 2005, 2004 and 2003, the book value of the existing derivative financial instruments amounted to negative $19.1 million, $0.9 million and positive $5.8 million, respectively. The fair value of these derivative financial instruments amounted to negative $19.1 million in 2005, negative $0.9 million in 2004, and positive $0.4 million in 2003. In addition, as at December 31, 2005, the Company had $2.3 million of deferred expenses that will be accounted for as expenses in 2006.

Based on 2006 production estimates, the approximate sensitivities of operating cash flows and income to changes in gold, nickel and copper prices and US$/Euro exchange rate are as follows:

$ 000

	Variation	Effect on operating cash flow [a]	Effect on income [a] [b]
Gold price	(20%)	(2,536)	(2,536)
	(10%)	(1,939)	(1,939)
	10%	1,939	1,939
	20%	3,877	3,877
Nickel price	(20%)	(12,458)	(12,458)
	(10%)	(6,229)	(6,229)
	10%	6,229	6,229
	20%	13,023	13,023
Copper price	(20%)	(2,243)	(2,243)
	(10%)	(1,122)	(1,122)
	10%	1,122	1,122
	20%	2,243	2,243
$/€ exchange rate	(20%)	9,775	13,661
	(10%)	4,888	6,829
	10%	(4,888)	(6,826)
	20%	(9,775)	(13,649)

[a] Base case assumes Au: $450/oz, Ni: $5.00/lb, Cu: $1.50/lb and exchange rate: $1.25/Euro.
[b] Before income tax and excluding the effect of the mark-to-market of derivative financial instruments and excluding the effect of variations in exchange rates on monetary assets and liabilities.

The approximate sensitivities of the fair value of derivative financial instruments and significant monetary assets and liabilities to changes in gold and copper prices and US$/Euro exchange rate are as follows (derivative financial instruments and significant monetary assets are not related to nickel prices):

$ 000

	Variation	Effect on fair value of derivative financial instruments [a]	Effect on fair value of significant monetary assets and liabilities [a][b]
Gold price	(20%)	918	-
	(10%)	413	-
	10%	(399)	-
	20%	(798)	-
Copper price	(20%)	8,377	-
	(10%)	4,189	-
	10%	(4,189)	-
	20%	(8,377)	-
$/€ exchange rate	(20%)	(6,996)	(6,029)
	(10%)	(3,499)	(3,014)
	10%	3,510	3,014
	20%	7,070	6,029

[a] Base case assumes year-end commodity prices and exchange rates (Au: $513/oz, Cu: $2.08/lb and exchange rate: $1.18/Euro).
[b] Includes cash and cash equivalents and debt.

Environmental, Health and Safety Risks

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not currently foresee any changes in environmental laws or regulations in the countries within which it operates that would adversely impact it's producing and development properties; however, it cannot guarantee that the possibility of such changes would not occur.

Capital Requirements

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could, if necessary, seek partnerships or alternative arrangements to advance its mineral properties.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company's exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations, and (4) environmental. Additionally, the Company may require additional capital to finance acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisitions.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are outlined in note 2 to the audited consolidated financial statements. The preparation of the Company's financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly re-evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The following policies and estimates listed below are considered by management to be most critical to understanding the Company's financial statements and the uncertainties that could impact the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Mineral Properties

Property acquisitions, mine developments costs, buildings and equipment ("mineral properties") represent a large portion of the Company's assets and are basically amortized against earnings on the unit-of-production method based on proven and probable reserves. Reserve estimates are prepared by qualified persons in accordance with industry standards. A material revision to reserves could result from, but not limited to, changes in the assumed metal prices, changes in exchange rates, production costs, new results from drilling and exploration activities.

As at year end 2005, the Company estimated its gold reserves at the El Valle and Carlés mines assuming a gold price of $430 per ounce (2004 - $400) per ounce and an exchange rate of $1.20/€ (2004 - $1.23/€), which equals a gold price of €358 (2004 - €325) per ounce. Gold reserves at the Tasiast project were estimated in February 2004 (Feasibility Report), and remained unchanged at year end 2005, assuming a gold price of $370 per ounce. Nickel reserves at the Aguablanca mine were estimated in as at December 31, 2005 using a nickel price of $3.00 per pound (2004 - $3.00) and an exchange rate of $1.00/€ (2004 - $1.00/€), which equals a nickel price of €3.00 per pound (2004 - €3.00). Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties.

Impairment of Long-lived Assets

The Company reviews and assesses long-lived assets for recoverability whenever indicators of impairment exist. Impairment assessments are based on estimated future undiscounted net cash flows from each property. Future cash flows are calculated using estimated recoverable metals, future sales prices, future operating, capital, and reclamation and mine closure costs. Estimates of future cash flows are uncertain and are affected by external factors such as metal prices and foreign currency exchange rates.

As discussed in the Mineral Properties section, various factors could impact the Company's ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, metal prices, exchange rates, operating and capital expenditure requirements and reclamation and mine closure costs could differ from the assumptions used in the cash flow models used to assess impairment. Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.

Site Restoration Costs and Obligations

Site restoration costs and related obligations are estimated based on environmental and regulatory requirements promulgated by mine administrations of each of the countries in which the Company operates, or higher standards when the Company considers that standards of the country in which it operates are not in accordance with generally accepted standards in the industry.

Accounting for site reclamation and closure costs requires management to make significant judgments and estimates to each of its mining operations, which are subject to laws and regulations relating to the protection of the environment. Actual costs incurred in future periods could differ from amounts estimated. Furthermore, more restrictive changes to environmental laws and regulations could increase the requirements for site restoration work and closure obligations to be performed by the Company and as such could materially impact the amounts charged to operations for site restoration.

Future Income Tax Assets

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

In order to assess the recoverability of deferred tax assets, management has to make important judgments as to expectations of future taxable income. Estimates of future taxable income are based on projected cash flows from operations and the application of existing tax laws in each jurisdiction. For a discussion of the factors that could give rise to different projected cash flows than estimated, refer to the above discussion under Impairment of Long-lived Assets. The Company's ability to realize the future income tax assets could be impacted in the event that projected cash flows and taxable income differ significantly from estimates. Furthermore, the Company's ability to obtain future tax benefits represented by its future income tax assets could be limited by future changes in tax laws in the jurisdictions in which the Company operates.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivative financial instruments (refer to note 15 of the audited consolidated financial statements and the "Commodities and Foreign Exchange Risk" section).

Contractual Obligations and Commitments

Rio Narcea's contractual obligations at December 31, 2005 are summarized as follows:

		Payment due by period			
(in millions)	Total	< 1yr	2–3 yrs	4–5 yrs	> 5yrs
Contractual Obligations					
Debt	$ 33.9	$ 17.9	$ 10.2	$ 1.4	$ 4.4
Reimbursable subsidies	2.1	–	–	–	2.1
Asset retirement obligations	6.1	0.7	2.5	–	2.9
Lump-sum turn-key obligations	30.1	26.9	3.2	–	–
Total	$ 72.2	$ 45.5	$ 15.9	$ 1.4	$ 9.4

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per ounce of gold produced for the Company's own gold operations to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2005		2004		2003	
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Mining expenses [a]	22,644	328	30,070	254	28,226	162
Plant expenses [a]	10,689	155	12,050	102	12,416	71
Smelting, refining and transportation [a]	7,096	103	3,467	29	2,001	12
By-products [a]	(10,612)	(154)	(4,183)	(35)	(1,461)	(8)
Variation in inventories of product in progress	978	14	—	—	—	—
Adjustments:						
Reclamation costs	42	0	268	2	(19)	(0)
Stripping	—	—	(15,738)	(133)	(15,669)	(90)
Employee stock options expensed	(156)	(1)	(472)	(4)	(143)	(1)
Cash cost	30,681	445	25,462	215	25,351	146
Production of gold (ounces)		68,945		118,580		174,175

[a]   Refer to notes 19 and 20 of the audited consolidated financial statements.

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2005		2004		2003	
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Purchase of gold ore [a]	21,843	372	18,093	360	—	—
Plant expenses [a]	2,649	45	1,863	37	—	—
Smelting, refining and transportation [a]	—	—	—	—	—	—
By-products [a]	—	—	—	—	—	—
Variation in inventories of products in progress	2,400	41	—	—	—	—
Cash cost	26,892	458	19,956	397	—	—
Production of gold (ounces)		58,767		50,297		—

[a]   Refer to notes 19 and 20 of the audited consolidated financial statements.

A reconciliation of cash cost per pound of nickel sold for the Company's nickel operations to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2005	
	$000	$/lb
Mining expenses [a]	7,928	0.67
Plant expenses [a]	15,009	1.34
Smelting, refining and transportation [a]	31,865	2.85
By-products [a]	(18,539)	(1.66)
Royalties [a]	959	0.09
Variation in inventories of final products [a]	(1,525)	(0.14)
Adjustments:		
Reclamation costs	(82)	(0.01)
Employee stock options expensed	(156)	(0.01)
Cash cost	35,459	3.17
Production of nickel (lb 000)		11,863
Sales of nickel (lb 000)		11,170

[a] Refer to notes 19 and 20 of the audited consolidated financial statements.

Outstanding Shares

Common shares issued and outstanding as at March 24, 2006 are as follows:

	Shares #	Amount $
Balance, December 31, 2005	159,742,175	237,001,700
Issuances of cash		
Exercise of employee stock options	581,333	900,400
Non-cash issuance		
Exercise of employee stock options	—	1,178,500
Balance, March 24, 2006	**160,323,508**	**239,080,600**

On March 16, 2006, the Company granted 1,350,000 stock options to employees at an exercise price of CDN$2.08.

Amendment and Change in Accounting Policies

In March 2006, the Emerging Issues Committee ("EIC") issued EIC 160 on the issue of Accounting for Stripping Costs Incurred during Production Phase of a Mining Operation. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EIC concluded that the costs of removing overburden and waste materials, often referred to as "stripping costs", incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. Earlier adoption is encouraged.

During the last quarter of 2005, the Company changed its accounting policy of stripping costs and early adopted the new accounting policy with an effective date as of January 1, 2005. The Company adopted this policy prospectively. This change in policy had no impact on the prior year's financial statements as the stripping costs capitalized in previous years were fully amortized as at December 31, 2004.

Mining costs incurred prior to 2005 on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," were capitalized. Amortization was calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves). Amortization was charged to operating costs as metal (gold or nickel) was produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yielded a theoretical amount of overburden removed in a year, the total costs for which were determined by using an average cost per cubic metre. The average cost per cubic metre was calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This resulted in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally resulted in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

Recent Accounting Pronouncements

Canadian GAAP Standards

In 2005, the CICA approved the following Handbook Sections: 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3865, Hedges and 3251, Equity. These standards will be effective for the Company beginning January 1, 2007.

The impact of implementing these new standards on the Company's consolidated financial statements is currently being evaluated. The following provides further information on each of the new accounting standards as they relate to the Company.

Comprehensive income and equity –

Other comprehensive income will be included as a separate component of the shareholder's equity on the consolidated balance sheets. The major components that will be included in this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, and changes in the fair value of the effective portion of cash flow hedging instruments. These amounts will be recorded in the statement of other comprehensive income until the criteria for recognition in the consolidated statement of income are met.

Handbook section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. It specifies that an entity should separately present the following components of equity: retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves.

Financial instruments – recognition and measurement

Under the new standard, for accounting purposes, financial assets will be classified as one of the following: held-to-maturity, loans and receivables, trading or available-for-sale, and financial liabilities will be classified as held-for-trading or other than held-for-trading. Financial assets and liabilities classified as held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard permits an entity to designate any financial instrument, upon initial recognition, as held-for-trading. All derivatives, including embedded derivatives that must be separately accounted for, generally must be classified as held for trading and recorded at fair value in the consolidated balance sheets.

Hedges –

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

Non-monetary transactions –

In June 2005, the CICA issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of this statement did not have any material impact on our results of operations or financial position.

U.S. GAAP Standards

Share-based payment –

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) originally required adoption no later than the first interim or annual period beginning after June 15, 2005, irrespective of the entity's fiscal year. In April 2005, the

Securities and Exchange Commission ("SEC") issued a release that amended the compliance dates for Statement 123(R). Under the SEC's new rule, the Company will be required to apply Statement 123(R) as of January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified-retrospective method.

Effective January 1, 2004, the Company adopted the fair-value-based method of accounting for share-based payments using the retroactive restatement method described in FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

However, Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement would reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was nil.

Exchanges of non-monetary assets –

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transactions. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement did not have any material impact on our results of operations or financial position.

Accounting for stripping costs –

In March 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EITF concluded that the costs of removing overburden and waste materials, often referred to as "stripping costs", incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The adoption of this statement had no impact on our results of operations or financial position.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea's current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Management's Responsibility for Financial Information

The accompanying consolidated financial statements and all other financial information included in this report have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented throughout the annual report is consistent with that in the audited consolidated financial statements.

Rio Narcea maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the Company's assets are appropriately accounted for and adequately safeguarded, and that financial information is relevant and reliable.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the audited consolidated financial statements and the accompanying management's discussion and analysis.

The Audit Committee, composed of three non-management, independent directors, meets periodically with management and the independent auditors to review internal accounting controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, the management's discussion and analysis, the independent auditors' report and examines and approves the fees and expenses for audit services, and considers and recommends to shareholders, the engagement or reappointment of the external auditors. The Audit Committee reports its finding to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited, on behalf of the shareholders, by the Company's independent auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP have full and free access to the Audit Committee.

Chris I. von Christierson
Chairman and Chief Executive Officer

Omar Gómez
Chief Financial Officer

March 24, 2006

Auditors' Report

To the Shareholders of
Rio Narcea Gold Mines, Ltd.

We have audited the consolidated balance sheets of **Rio Narcea Gold Mines, Ltd.** as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants
Toronto, Canada
March 10, 2006

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED BALANCE SHEETS
(Stated in U.S. dollars)

As at December 31

	2005 $	2004 $
ASSETS		
Current		
Cash and cash equivalents	53,623,700	81,888,800
Restricted cash *(note 3)*	2,191,100	1,637,900
Inventories *(note 4)*	10,075,400	7,314,600
Stockpiled ore	4,167,700	8,871,500
Accounts receivable		
Government grants *(note 5)*	3,521,200	11,288,400
VAT and other taxes *(note 14)*	3,831,800	8,964,900
Trade receivables	2,982,000	1,478,700
Other current assets *(note 8)*	5,484,700	3,296,100
Current portion of deferred derivative loss *(note 15)*	2,339,200	1,984,100
Total current assets	88,216,800	126,725,000
Mineral properties, net *(note 6)*	157,147,600	144,311,700
Other assets *(note 8)*	3,852,700	8,533,700
Deferred derivative loss *(note 15)*	—	2,339,200
	249,217,100	281,909,600
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest *(note 9)*	4,799,700	4,944,400
Accounts payable and accrued liabilities *(note 10)*	51,368,100	31,128,800
Current portion of long-term debt *(note 9)*	13,122,900	8,077,100
Total current liabilities	69,290,700	44,150,300
Other long-term liabilities *(note 11)*	14,538,500	9,895,000
Long-term debt *(note 9)*	15,982,100	31,109,000
Future income tax liabilities *(note 14)*	7,179,300	4,804,300
Total liabilities	106,990,600	89,958,600
Non-controlling interest *(notes 1 and 6)*	332,600	631,200
Shareholders' equity		
Common shares *(note 12)*	237,001,700	233,334,900
Contributed surplus *(note 12)*	3,538,600	2,099,800
Employee stock options *(note 13)*	8,422,800	7,994,600
Non-employee stock options and warrants *(note 12)*	10,386,700	11,080,300
Defiance warrants *(note12)*	1,786,200	2,437,200
Common share purchase options *(notes 9 and 12)*	3,154,500	3,628,500
Deficit	(122,669,900)	(80,545,200)
Cumulative foreign exchange translation adjustment	273,300	11,289,700
Total shareholders' equity	141,893,900	191,319,800
	249,217,100	281,909,600

Commitments and contingencies *(notes 3, 5, 6, 9 and 15)*

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

Rupert Pennant-Rea   Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in U.S. dollars)

Years ended December 31

	2005 $	2004 $	2003 $
REVENUES			
Sales – Gold operations *(note 19)*	**34,720,500**	47,997,800	60,277,800
Sales – Gold operations – Nalunaq ore *(note 19)*	**22,855,800**	20,505,300	—
Sales – Nickel operations *(note 19)*	**47,923,900**	—	—
	105,500,200	68,503,100	60,277,800
EXPENSES			
Cost of sales – Gold operations [a] *(note 20)*	**(33,881,000)**	(42,119,700)	(40,642,000)
Cost of sales – Gold operations – Nalunaq ore [a] *(note 20)*	**(23,141,500)**	(19,955,900)	—
Cost of sales – Nickel operations [a] *(note 20)*	**(24,256,800)**	—	—
Depreciation and amortization expenses	**(7,561,900)**	(10,496,400)	(9,640,200)
Exploration costs	**(5,662,900)**	(6,639,100)	(6,218,100)
Administrative and corporate expenses	**(9,318,000)**	(6,961,300)	(5,185,500)
Accrual for closure of El Valle and Carlés *(note 10)*	**(4,058,000)**	—	—
Other income (expenses)	**(702,300)**	(238,200)	(765,000)
Write-down of mineral properties *(note 6)*	**—**	(28,387,600)	—
Interest income	**1,004,300**	823,300	452,000
Foreign currency exchange gain (loss)	**(11,582,500)**	4,506,500	6,593,300
Interest expense and amortization of financing fees	**(1,048,700)**	(1,675,600)	(1,747,000)
Derivatives loss *(note 15)*	**(25,274,000)**	(1,804,000)	—
	(145,483,300)	(112,948,000)	(57,152,500)
Income (loss) before income tax	**(39,983,100)**	(44,444,900)	3,125,300
Income tax (expense) benefit *(note 14)*	**(2,405,200)**	—	—
Net income (loss) before non-controlling interest	**(42,388,300)**	(44,444,900)	3,125,300
Non-controlling interest	**263,600**	—	81,500
Net income (loss)	**(42,124,700)**	(44,444,900)	3,206,800
Deficit, beginning of year	**(80,545,200)**	(36,100,300)	(39,307,100)
Deficit, end of year	**(122,669,900)**	(80,545,200)	(36,100,300)
Net income (loss) per share – basic and diluted *(note 12)*	**(0.27)**	(0.36)	0.03
Weighted average common shares outstanding – basic	**158,153,407**	124,258,207	98,747,244
Weighted average common shares outstanding – diluted	**158,153,407**	124,258,207	103,889,131

The accompanying notes are an integral part of these consolidated financial statements.
[a] Exclusive of items shown separately below.

Rio Narcea Gold Mines, Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. dollars)

Years ended December 31

	2005 $	2004 $	2003 $
OPERATING ACTIVITIES			
Net income (loss)	**(42,124,700)**	(44,444,900)	3,206,800
Add (deduct) items not requiring cash			
Depreciation and amortization	**7,561,900**	10,496,400	9,640,200
Write-down of mineral properties *(note 6)*	**—**	28,387,600	—
Amortization of deferred financing fees and prepaid expenses	**157,300**	1,916,200	387,300
Accretion of provision for site restoration	**223,900**	234,500	142,000
Foreign exchange	**8,355,200**	(6,480,800)	(5,704,100)
Accretion of interest on long-term debt	**—**	187,100	176,200
Non-cash derivatives loss	**20,151,200**	2,386,800	1,282,100
Shared-based compensation	**1,263,800**	2,104,600	1,089,800
Loss on disposal of capital assets	**161,900**	116,400	—
Amortization of deferred stripping costs	**—**	17,333,600	21,975,200
Non-controlling interest	**(263,600)**	—	(81,500)
Future income taxes	**2,375,000**	—	—
Deferred stripping expenditures	**—**	(1,595,300)	(6,306,100)
Purchase premium of the purchased call options	**—**	—	(2,028,500)
Pre-paid expenses	**—**	—	(827,600)
Restoration expenditures	**(1,106,100)**	(502,900)	(122,100)
Changes in components of working capital			
Inventories	**(3,935,000)**	(618,600)	(1,681,600)
Stockpiled ore	**1,907,400**	(3,669,300)	744,600
Government grants	**(217,800)**	—	—
VAT and other taxes	**(1,727,200)**	(589,900)	(119,100)
Trade receivables	**(1,503,700)**	1,821,100	(698,900)
Other current assets	**(784,500)**	(533,700)	88,400
Accounts payable and accrued liabilities	**18,469,700**	2,328,700	(45,400)
Cash provided by operating activities	**8,964,700**	8,877,600	21,117,700
INVESTING ACTIVITIES			
Expenditures on mineral properties *(note 6)*	**(28,851,600)**	(52,238,000)	(38,837,200)
Acquisition of the Salave deposit *(note 6)*	**—**	(5,000,000)	(3,676,000)
Acquisition of Defiance *(note 1)*	**—**	2,648,000	—
Grant received (reimbursed)	**7,036,300**	67,500	(792,600)
Restricted cash	**(813,400)**	(210,200)	(858,300)
Long-term deposits and restricted investments	**(158,600)**	(476,900)	480,300
Long-term investments in traded securities	**(1,164,500)**	—	—
Cash used in investing activities	**(23,951,800)**	(55,209,600)	(43,683,800)
FINANCING ACTIVITIES			
Proceeds from issue of common shares *(notes 12 and 13)*	**2,451,400**	1,298,200	2,426,700
Proceeds from issue of special warrants and units *(note 12)*	**—**	61,021,600	50,589,700
Financing fees on issue of special warrants and units *(note 12)*	**—**	(2,746,000)	(2,910,000)
Proceeds from bank loans and other long-term liabilities	**10,808,200**	42,743,700	3,000,400
Financing fees on bank loans	**(48,000)**	(1,206,400)	(2,507,000)
Repayment of bank loans	**(19,364,200)**	(12,197,800)	(6,523,600)
Cash provided by (used in) financing activities	**(6,152,600)**	88,913,300	44,076,200
Foreign exchange gain (loss) on cash held in foreign currency	**(7,125,400)**	6,445,900	3,615,000
Net increase (decrease) in cash during the year	**(28,265,100)**	49,027,200	25,125,100
Cash and cash equivalents, beginning of year	**81,888,800**	32,861,600	7,736,500
Cash and cash equivalents, end of year	**53,623,700**	81,888,800	32,861,600
Supplemental cash flow information			
Interest paid in cash	**2,667,700**	1,596,900	1,237,000
Income taxes paid in cash	**—**	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

1. NATURE OF OPERATIONS

Organization and business

Rio Narcea Gold Mines, Ltd. (the "Company") is engaged in the exploration and development of mineral properties in Spain, Portugal and Mauritania through its subsidiaries, the most significant of which are as follows:

	Year of incorporation / acquisition	Participation
Río Narcea Gold Mines, S.A. ("RNGMSA")	1994	100%
Naraval Gold, S.L. ("Naraval")	1999	100%
Río Narcea Recursos, S.A. ("RNRSA")	2001	100%
Exploraciones Mineras del Cantábrico, S.L. ("EMC")	2003	95.0%
Río Narcea Nickel, S.A. ("RNNSA")	2003	100%
Geomaque de Honduras, S.A. de C.V.	2004	100%
Tasiast Mauritanie Ltd.	2004	100%
Tasiast Mauritanie Ltd. S.A.	2004	100%

The Company was incorporated under the Canada Business Corporations Act on February 22, 1994, as a numbered company and began operations on July 8, 1994, with the acquisition of RNGMSA.

Acquisition of Defiance Mining Corporation ("Defiance")

On June 30, 2004, the Company and Defiance signed a definitive agreement whereby the Company, through its wholly-owned subsidiary 6253733 Canada Inc., and pursuant to a plan of arrangement, acquired all of the shares of Defiance on the basis of one Company share for every 5.25 shares of Defiance. In addition, each warrant of Defiance outstanding at the transaction date, entitles the holder to receive upon exercise, in lieu of the number of Defiance common shares otherwise issuable upon exercise thereof, that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance warrant divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance warrant multiplied by 5.25, and each Defiance option was exchanged for a Rio Narcea replacement option to purchase that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance option divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance option multiplied by 5.25. Completion of the transaction occurred on September 3, 2004.

As at September 3, 2004, Defiance had 99.3 million shares, 35.0 million warrants and 4.2 million options outstanding. Upon completion of the transaction, the Company issued 18.9 million shares and has reserved for issuance 7.5 million shares, issuable upon exercise of the Rio Narcea replacement options and the Defiance warrants, with a value, based on the market conditions prevailing on June 29, 2004, of $39.4 million and $3.4 million, respectively.

The acquisition was accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair values as at September 3, 2004, and the results and cash flows of Defiance are included in the consolidated statements of operations and cash flows, respectively, from that date.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The acquisition cost and its allocation among the different assets and liabilities on the acquisition date are as follows:

	Allocation of the acquisition cost $
Assets acquired and liabilities assumed-	
Cash and cash equivalents	3,103,000
Other current assets	536,000
Mineral rights *(note 6)*	46,348,600
Other assets	48,100
Current liabilities	(489,000)
Other long-term liabilities *(note 11)*	(1,768,000)
Future income tax liabilities	(4,551,900)
	43,226,800
Acquisition cost-	
Common shares issued *(note 12)*	39,384,600
Replacement options issued *(note 13)*	948,400
Defiance warrants assumed *(note 12)*	2,439,100
Transaction expenses	454,700
	43,226,800

The total acquisition cost of Defiance amounted to $43,226,800, of which $454,700 was paid in cash as transaction fees. Net cash provided by the acquisition of Defiance amounted to $2,648,300, corresponding to the cash and cash equivalents held by Defiance on acquisition, offset by the $454,700 paid in cash.

Investment in mineral properties

The Company started construction of and development of the El Valle gold mine in the first quarter of 1997 with commissioning of the plant and commencement of production in February 1998. In late 2000, the Company commenced production at the Carlés gold mine. In July 2002, the Company received a positive bankable feasibility for the open pit portion of its Aguablanca nickel deposit and started construction of the plant in October 2003 (refer to note 6). Construction of the Aguablanca mine and plant was completed in the fall of 2004, with commissioning and commercial production commenced thereafter. In September 2004, the Company completed the acquisition of Defiance, including the Tasiast gold project in Mauritania that had received a positive bankable feasibility study in April 2004. Construction of the project started in August 2005 (refer to note 6).

The return on investments made by the Company will depend on its ability to find and develop mineral reserves and on the success of its future operations including the following: quantity of metals produced, metal prices, operating costs, environmental costs, interest rates and discretionary expenditure levels including exploration, resource development and general and administrative costs. Since the Company operates internationally, exposure also arises from fluctuations in currency exchange rates, specifically the U.S. dollar/Euro, political risk and varying levels of taxation. While the Company seeks to manage these risks, many of these factors are beyond its control. The economic assessment of the mineral reserves by independent experts takes into account only the proven and probable reserves at El Valle and Carlés gold mines, Tasiast gold project and Aguablanca nickel mine.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian GAAP. These principles differ in certain material respects from U.S. GAAP. The differences are described in note 17.

Comparative amounts

Certain amounts in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries (refer to note 1). All significant intercompany transactions and balances have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of Canada requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and that also affect the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.

The following estimates are considered to be most critical to understanding the financial statements and the uncertainties that could impact the reported amounts of assets, liabilities, disclosure of contingent assets and liabilities, revenues and expenses: mineral reserves, impairment of long-lived assets, site restoration obligations and future tax assets.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments with an original maturity of three months or less. Because of the short maturity of these investments, the carrying amounts approximate their fair value. The Company had cash equivalents of $719,200 as at December 31, 2005 (2004 – $15,323,300) with an effective interest rate of 2%.

Stockpiled ore

Stockpiled ore is recorded at cost. Cost is comprised of the cost of mining the ore and hauling it to the mill, and an allocation of an attributable amount of mining overheads related to mineral properties. Units included as stockpiled ore are based upon stockpile weight, expected recoveries and assays performed. Since stockpiled ore is processed within a short period of time, the inventoried costs are reported as a current asset and related cash flows as operating activities in the consolidated statements of cash flows.

The carrying value of stockpiled ore is assessed by comparing the sum of the carrying value plus future processing and selling costs to the expected revenue to be earned, which is based on the estimated volume and grade of stockpiled material. Stockpiled ore is located adjacent to the mill at the mine site. Although it is exposed to the elements, such exposure does not result in deterioration of the quality of the material. The decision to process stockpiled ore is determined based upon operating efficiency of the

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

mine and the mill (different types of ore require different milling and refining processes). Therefore, stockpiled ore is processed when it is operationally efficient to do so and when no richer ore is available for milling. The decision to process stockpiled inventory is not particularly sensitive to gold prices since the decision is based on incremental cash inflows and outflows, and milling and refining costs, which are very small relative to selling price. The Company has never elected to not process stockpiled ore and does not anticipate departing from this practice in the future.

At the El Valle and Carlés gold operations, materials extracted are classified as stockpiled ore if the gold content is greater than or equal to 2.0 g/t. Materials with gold content less than 2.0 g/t but greater than or equal to 0.5 g/t are stockpiled with no value assigned. Materials with gold content less than 0.5 g/t are considered waste. At the Aguablanca nickel operations, materials extracted are classified as stockpiled ore if the nickel content is greater than or equal to 0.20%. Materials with nickel content less than 0.20% are considered waste.

Stockpiled ore at December 31, 2005 is expected to be processed within the next year.

Inventories

Mine operating supplies are recorded at the lower of average cost and replacement cost and gold and nickel in process and final products are recorded at the lower of average cost or net realizable value. The cost of gold and nickel in process and final products is comprised of costs of mining the ore and hauling it to the mill, costs of processing the ore and an attributable amount of mining and production overheads related to deferred mineral property costs. The cost of mine operating supplies represents the direct costs of acquisition. Units of mine operating supplies are determined using a perpetual inventory system; units of gold and nickel in process are based on the amount of ore introduced into production, expected recovery and assay results; and units of final product are based on weighing the final product and assay results.

Mineral properties

(i) Property acquisition and mine development costs

Mining properties are recorded at cost of acquisition. Property acquisition costs include direct costs for the purchase of mining rights and title to land. Property option costs and property lease rentals are expensed. Mine development costs include expenditures incurred to develop new deposits, to define further mineral reserves in existing deposits and to expand the capacity of operating mines.

Mine development costs are deferred commencing upon the completion of a bankable feasibility study, which demonstrates the existence of proven and probable reserves. Property acquisition costs and deferred mine development costs are amortized against earnings on the unit-of-production method, based on estimated recoverable amounts of metal, currently ounces of gold. Estimated recoverable amounts of metal include proven and probable reserves only.

Excluded from the amortization calculation are those mineral reserves that require additional capital costs in order to access them. The Company expenses start-up activities, including pre-production losses and organizational costs as incurred.

Provisions for site restoration costs are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. In addition the provision for site restoration costs is capitalized as part of the associated asset's carrying value and amortized over the estimated life of the mine.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

(ii)   Capitalization of financing costs

Financing costs, including interest, are capitalized on the basis of expenditures incurred for the acquisition and development of projects, without restriction to specific borrowings for these projects. Financing costs are capitalized while the projects are actively being prepared for production, which occurs from the completion of a bankable feasibility study to the commencement of production. Capitalization is discontinued when the asset is ready for its intended use. Financing costs capitalized during 2005 amounted to $4,695,700 (2004 – $2,358,600; 2003 – nil).

(iii)   Exploration costs

Exploration costs are charged against earnings as incurred. Significant costs related to exploration property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential (which occurs upon completion of a bankable feasibility study detailing proven and probable reserves on the mineral property), the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized.

(iv)   Other costs

Other costs comprise patents, licenses, computer software and capital leases. These costs are recorded at the cost of acquisition and amortized over their estimated useful life as follows:

	Estimated useful life (years)
Patents, licenses and computer software	4
Capital leases	4–10

These costs are evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations.

(v)   Land, buildings and equipment

Land, buildings and equipment are recorded at the cost of acquisition. Buildings and significant equipment, including the plant facility, whose life extends beyond the estimated life of the mines, are depreciated against earnings on the unit-of-production method. This method is based on estimated recoverable metals, specifically ounces of gold in current operating mines (proven and probable mineral reserves). Minor equipment and those whose life does not extend beyond the estimated life of the mines are depreciated using the straight-line method, as follows:

	Estimated useful life (years)
Machinery	6–7
Minor installations	6–7
Furniture	10
Computer equipment	4
Transport equipment	6

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

(vi) Property evaluations

The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value. Expected future undiscounted cash flows are calculated using estimated recoverable metals, specifically ounces of gold, in current operating mines (proven and probable reserves and value beyond proven and probable reserves), future sales prices (considering current and historical prices, price trends and related factors), operating costs, capital expenditures, reclamation and mine closure costs (refer to note 6).

The Company's estimates of future cash flows are subject to risks and uncertainties. It is possible that changes may occur which could affect the recoverability of the Company's long-lived assets.

(vii) Mineral reserve risks

As at year end 2005, the Company estimated its gold reserves at the El Valle and Carlés mines assuming a gold price of $430 (2004 - $400) per ounce and an exchange rate of $1.20/€ (2004 - $1.23/€), which equals a gold price of €358 (2004 - €325) per ounce. Gold reserves at the Tasiast project were estimated in February 2004 (Feasibility Report), and remained unchanged at year end 2005, assuming a gold price of $370. Nickel reserves at the Aguablanca mine were estimated as at December 31, 2005 using a nickel price of $3.00 per pound (2004 - $3.00) and an exchange rate of $1.00/€ (2004 - $1.00/€), which equals a nickel price of €3.00 per pound (2004 - €3.00). If the Company were to determine that its mineral reserves and future cash flows should be calculated at a significantly lower price than the price used at December 31, 2005, there might be a material reduction in the amount of mineral reserves. In addition, if the price realized by the Company for its products were to decline substantially below the price at which mineral reserves were calculated for a sustained period of time, the Company could experience material write-downs of its investment in its mineral properties. Under any such circumstances, the Company might discontinue the development of a project or mining of a project at one or more of its properties or might temporarily suspend operations at a producing property and place that property in a "care and maintenance" mode. Mineral reserves could also be materially and adversely affected by changes in operating and capital costs and short-term operating factors such as the need for sequential development of deposits and the processing of new or different ore grades and ore types.

Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, and other factors. Changes in the significant assumptions underlying future cash flow estimates, including assumptions regarding precious metals prices and foreign exchange rates, may have a material effect on future carrying values and operating results.

Deferred stripping costs

In March 2006, the Emerging Issues Committee ("EIC") issued EIC 160, Accounting for Stripping Costs Incurred during Production Phase of a Mining Operation. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EIC concluded that the costs of removing overburden and waste materials, often referred to as "stripping costs", incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

betterment to the mineral property. This abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. Earlier adoption is encouraged.

Effective January 1, 2005, the Company changed its accounting policy for stripping costs and early adopted the new accounting policy as per EIC 160. The Company adopted this policy prospectively. This change in policy had no impact on the prior year's financial statements as the stripping costs capitalized in previous years were fully amortized as at December 31, 2004.

Mining costs incurred prior to 2005 on development activities comprising the removal of waste rock to initially expose the ore at open pit mines ("overburden removal"), commonly referred to as "deferred stripping costs," were capitalized. Amortization was calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves). Amortization was charged to operating costs as metal (gold or nickel) was produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yielded a theoretical amount of overburden removed in a year, the total costs for which were determined by using an average cost per cubic metre. The average cost per cubic metre was calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This resulted in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally resulted in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

The amount of deferred stripping costs amortized and expensed during prior years, all of which related to gold projects, was approximately $17,333,600 for 2004 (refer to note 7) and $21,975,200 for 2003. These amounts were included in Deferred stripping and other mining expenses on the consolidated statement of operations and deficit. During 2004 and 2003, there were less stripping costs capitalized than amortized, due to the ratio of cubic metres of waste removed to total cubic metres to be removed over the life of the mine being lower than the ratio of ounces of gold produced to total ounces of gold produced over the life of the mine. Therefore, operating costs are higher than they would have been if actual stripping costs were expensed in the year they were incurred. If stripping costs had been expensed as incurred, operating costs would have decreased by $15,738,300 and $15,669,100 in 2004 and 2003, and respectively.

Deferred stripping costs were evaluated for recovery by aggregating such costs with the mineral property costs for the property to which they relate and applying the methodology as described under Mineral properties – (vi) Property evaluations.

Long-term investments

Long-term investments, which consist primarily of investments in public companies, are recorded at cost less write-downs, when in management's opinion an other-than-temporary impairment in value has occurred. Fair value of the investment in shares is determined based on quoted market prices.

Revenue recognition

Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer. Revenue from the sale of by-products (copper, silver, platinum, palladium and cobalt) is accounted

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

for as additional revenues. Smelting, refining and transportation expenses paid to third parties are credited against revenues. Prices used for provisionally priced sales are based on forward market prices prevailing at the time of shipment and are adjusted upon final settlement with customers pursuant to the terms of sales contracts.

Site restoration costs

Provisions for site restoration costs are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the provision for site restoration cost is capitalized as part of the associated asset's carrying value and amortized over the estimated life of the mine. The key assumptions on which the fair value of the provision for site restoration cost are based on the estimated future cash flows, the timing of those cash flows and the credit-adjusted risk-free rate or rates on which the estimated cash flows have been discounted. Provisions for site restoration costs are estimated based on environmental and regulatory requirements promulgated by the Spanish, Honduran and Mauritanian mine administrations.

Expenditures related to ongoing environmental activities are charged against earnings as incurred.

Stock-based compensation plan

The Company has a stock-based compensation plan, which is described in note 13. The Company follows the fair value based method for all awards granted, modified or settled. Under this method, compensation expense for stock options granted is measured at fair value at the grant date using the Black-Scholes-Merton valuation model and recognized in the consolidated statements of operations over the vesting period of the options granted. Awards with a graded vesting schedule are accounted for separately for each of the vesting dates.

Any consideration paid upon the exercise of stock options or purchase of shares plus the previously recognized compensation expense is credited to share capital.

Grants receivable

Grants receivable relate to incentives provided by various Spanish government entities. The Company records these grants and incentives when government approval is received and the Company has reasonable expectations that the conditions required by the government in order to receive these grants and incentives have been or will be fulfilled. The grants are recorded as a reduction of its mineral properties, to the extent that subsidized costs have been capitalized, or as a reduction of expenses. The capitalized grants are amortized to income on the same basis as the related mineral properties. Government approval is normally received after subsidized costs have been incurred.

Foreign currency translation

The U.S. dollar is the reporting and functional currency of the Company and its subsidiaries, except for the European subsidiaries, for which the functional currency is the Euro. Assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end, and revenues and expenses are translated using exchange rates approximating those in effect when the transaction occurred. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred in the shareholders' equity section of the consolidated balance sheet in Cumulative foreign exchange translation adjustment.

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(stated in U.S. dollars)

December 31, 2005 and 2004

Foreign exchange gains and losses on transactions occurring in a currency other than an operation's functional currency are reflected in income.

Income taxes

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

Derivative financial instruments

The Company employs derivative financial instruments to manage exposure to fluctuations in metal prices and foreign currency exchange rates. The Company does not hold financial instruments or derivative financial instruments for trading purposes. The Company has in place policies and procedures with respect to the required approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs. When applicable, the Company identifies relationships between its risk management objective and the strategy for undertaking the economic hedge transaction. Foreign currency derivative financial instruments are used to hedge the effects of exchange rate changes on identified foreign currency exposures.

Prior to January 1, 2004, the Company's policy was to formally designate each derivative financial instrument as a hedge of a specifically identified commodity or debt instrument except when call options are purchased. In these situations, the Company would de-designate the written call options and both the purchased and written call options would be marked to market through income.

Effective January 1, 2004 the Company de-designated all its derivative financial instruments and ceased to apply hedge accounting to them.

This was because the Company had not implemented a new treasury management system that complied with the documentation requirements for hedge accounting under AcG 13. As a result, for the three years ended December 31, 2005, the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future gold and copper sales. All derivative instruments that are not designated as a hedge are accounted for using the mark-to-market accounting method and are recorded in the consolidated balance sheet as either an asset or liability with changes in fair value recognized in the consolidated statement of operations. Realized and unrealized gains or losses associated with derivative instruments, which have been de-designated are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. Any gains, losses, revenues or expenses deferred previously as a result of applying hedge accounting continue to be carried forward for subsequent recognition in income in the same period as the corresponding gains, losses, revenues or expenses associated with the hedged item.

For periods prior to January 1, 2004, the Company followed the accounting recommendations issued by the Emerging Issues Committee of The Canadian Institute of Chartered Accountants ("CICA") on the "Accounting by commodity producers for written call options." Under this standard, purchased put options in combination with designated written call options qualify for hedge accounting when the following criteria

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

are met: no net premium is received, the components of the combination of options are based on the same underlying commodity and have the same maturity date, and the notional amount of the written call option component is not greater than the notional amount of the purchased put option component. Also, Items hedged by foreign currency contracts were translated at contract rates and gains or losses on these contracts were recorded as part of the related transactions, for which they are designated as hedges.

For all periods prior to January 1, 2004, gains and losses on termination of derivative financial instruments, used to mitigate metal price risk and designated as hedges, are deferred and recognized in income at the time the formerly hedged metal production is recognized in income. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in sales revenue, while gains and losses realized on derivative financial instruments used to mitigate foreign exchange risk are recognized in financial revenues and expenses.

Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

The Company does not consider the credit risk associated with its financial instruments to be significant. Derivative financial instruments are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.

Income per share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common shares by the weighted-average number of common shares issued and outstanding for the relevant period. Diluted income (loss) per common share is computed by dividing net earnings applicable to common shares, as adjusted for the effects of dilutive convertible securities, by the sum of the weighted-average number of common shares issued and outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

3. RESTRICTED CASH

As at December 31, 2005 there is $2,191,100 (2004 – $1,637,900) of cash restricted in favour of various banks in relation to performance bonds issued by those banks, of which $1,091,000 (2004 – $1,285,600) is guaranteeing the fulfillment of some grants received by the Company, $1,054,700 (2004 – nil) is guaranteeing the fulfillment of the agreement reached with the Monesterio Council in June 2005 (refer to note 10) and $45,400 (2004 – $352,300) is guaranteeing other issues.

4. INVENTORIES

	2005 $	2004 $
Mine operating supplies	3,323,100	3,932,900
Product in process	2,359,800	1,070,400
Final products	4,392,500	2,311,300
	10,075,400	7,314,600

Final products consist of gold doré and gold and copper concentrates (2005 - $2,947,700; 2004 - $2,311,300) and nickel concentrates (2005 - $1,444,800; 2004 - nil).

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

5. GOVERNMENT GRANTS

At December 31, 2005, grants receivable comprise €2,634,900 ($3,108,400) that correspond to a portion of the grant obtained from the Spanish Ministry of the Economy for the construction of the Aguablanca mine (2004 – $11,288,400) (refer to "Aguablanca grant" section below). In addition, as at December 31, 2005, there are other grants receivable amounting to €350,000 ($412,800) (2004 – nil) that have been received in 2006.

Government grants are being amortized into income as follows (refer to note 6):

	December 31, 2004 $	Grants received / receivable / (amortized to income) $	Translation adjustment due to currency exchange $	December 31, 2005 $
Grants received / receivable				
OFICO grant	18,010,100	—	(2,411,700)	15,598,400
IFR grant	19,908,600	—	(2,666,000)	17,242,600
Aguablanca grant	11,288,400	—	(1,511,600)	9,776,800
Other grants	4,508,100	217,800	(615,100)	4,110,800
Total grants received / receivable	53,715,200	217,800	(7,204,400)	46,728,600
Grants amortized to income				
OFICO grant	(18,010,100)	—	2,411,700	(15,598,400)
IFR grant	(19,908,600)	—	2,666,000	(17,242,600)
Aguablanca grant	—	(757,400)	39,600	(717,800)
Other grants	(4,063,000)	(29,800)	545,600	(3,547,200)
Total grants amortized to income	(41,981,700)	(787,200)	5,662,900	(37,106,000)
Grants capitalized, net (note 6)	11,733,500	(569,400)	(1,541,500)	9,622,600

	December 31, 2003 $	Grants received / receivable / (amortized to income) $	Write-down (note 6) $	Translation adjustment due to currency exchange $	December 31, 2004 $
Grants received / receivable					
OFICO grant	16,699,700	—	—	1,310,400	18,010,100
IFR grant	18,460,100	—	—	1,448,500	19,908,600
Aguablanca grant	—	10,303,700	—	984,700	11,288,400
Other grants	4,147,000	32,600	—	328,500	4,508,100
Total grants received / receivable	39,306,800	10,336,300	—	4,072,100	53,715,200
Grants amortized to income					
OFICO grant	(12,673,700)	(1,455,000)	(2,508,200)	(1,373,200)	(18,010,100)
IFR grant	(14,486,100)	(1,436,200)	(2,475,800)	(1,510,500)	(19,908,600)
Aguablanca grant	—	—	—	—	—
Other grants	(2,796,500)	(350,800)	(604,900)	(310,800)	(4,063,000)
Total grants amortized to income	(29,956,300)	(3,242,000)	(5,588,900)	(3,194,500)	(41,981,700)
Grants capitalized, net (note 6)	9,350,500	7,094,300	(5,588,900)	877,600	11,733,500

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

A grant amounting to €175,000 ($217,800), which was related to exploration activities, was recorded directly into income in 2005 (2004 – nil; 2003 – nil). All of the other grants were related to mine development and property, plant and equipment.

OFICO grant

Pursuant to a resolution of the Secretary of State for Energy and Mineral Resources dated December 19, 1996, supplemented by another resolution dated December 30, 1997, the Company received a €14.4 million grant ("OFICO grant") (approximately $17.0 million), which was collected in full in years prior to 2003. The grant was for expenditures related to the development and construction of the El Valle mine incurred from 1996 to 1999. The Company, through its wholly owned subsidiary RNGMSA, undertook to create 260 employment positions before June 30, 2000 and to maintain them for three years from the hiring date. A request was filed with the Spanish Ministry of the Economy in 2001 to modify this commitment. The outcome of this request, approved by the Ministry of the Economy in November 2003, was a requirement for the Company to reimburse €1,202,000 ($1.4 million), which was fulfilled in 2003, and to maintain 171 employment positions until September 30, 2006. The Company has met all other obligations and all the guarantees related to this grant were released from January to March 2004, except for €4.8 million ($5.7 million) that will have to be maintained in order to ensure the new employment obligations (refer to note 9).

As a result of the write-down recorded in 2004 in respect of the El Valle and Carlés assets, capitalized grants amounting to $5,588,900 were reversed against the write-down (refer to note 6).

Aguablanca grant

On July 21, 2003, the Company was awarded a €6.7 million ($7.9 million) grant from the Ministry of the Economy for its Aguablanca mine. The Company was required to invest €33.5 million ($39.5 million) in the project before July 2005 and create and maintain 114 employment positions until July 2005. Subsequently, on January 14, 2004, this grant was increased to €8.3 million ($9.8 million), increasing the new required investment to €46.0 million ($54.3 million). The Company collected €5.7 million ($7.1 million) of this grant in April 2005, and the balance is expected to be collected in 2006.

6. MINERAL PROPERTIES

Aguablanca nickel operations

On July 5, 2001, the Company acquired, from Atlantic Copper, S.A. ("AC") 50% of the participation rights in a consortium with the Spanish State. The consortium is the holder of 100% of the mineral rights located in Huelva, Sevilla and Badajoz, Spain where the Aguablanca mine is located. The Spanish State decided not to participate in working on these mineral rights and, as a result, work on these properties shall be carried out 100% by the Company. As agreed between the Spanish State and the Company on July 5, 2001, consideration for working 100% of the mineral rights comprises variable payments, as described below. These acquisition agreements were made through the Company's wholly-owned subsidiary, RNRSA.

Prior to purchasing the 50% participation rights, the Company performed due diligence work on the site and determined that the Aguablanca mine had economic potential, which was estimated to be equal to or greater than the amount of the cost of purchase. At the date of purchase, the Company capitalized the acquisition costs in the amount of the fixed consideration.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Consideration for the purchase of 50% of the participation rights from AC was a) one payment of $4 million, of which $1.5 million was paid in 2001, and the remaining balance of $2.5 million was paid in 2003, b) variable payments after the first year of full production and over the life of the exploitation of the Aguablanca mine, ranging from 0.0% (at nickel and copper prices below $3.25 and $0.73 per pound, respectively) to 3.1% (at nickel and copper prices above $5.00 and $1.00 per pound, respectively) of net smelter return and c) variable payments of 1% of net smelter return, over the life of the exploitation of any other deposits found within the area of the mineral rights held by the consortium. The Company has the option, at any time, to terminate the variable payments described in b) and c) above by making a lump sum payment of $6 million to AC.

The Company is required to make variable payments to the Spanish State in exchange for the Spanish States' 50% working rights ranging from 0.5% (at nickel prices below $2.24 per pound) to 2.0% (at nickel prices above $3.51 per pound) of net smelter return. In addition, the Company has committed to invest €1.9 million ($2.2 million) in three specific areas within a period of nine years, and to provide employment for up to 50 people from a local state-owned mining company.

In July 2002, the Company received a positive bankable feasibility study for the development of the open pit portion of the Aguablanca mine. All exploration costs prior thereto were expensed.

In June 2003, the Company received a positive Declaration of Environmental Impact from the Spanish Ministry of Environment. In August 2003, the Council of Ministers of Spain approved the Definitive Reserve mineral license for the project, securing the exclusive right of the Company to exploit the Aguablanca deposit. Also in August 2003, the Company awarded the engineering contract for the construction of the plant to Fluor Corporation. Construction and development of the project started in October 2003. In November 2003, a mining contract was signed with Peal Obra Pública, S.A.

Construction of the Aguablanca mine was completed in December 2004 and commissioning of the plant started thereafter. The Aguablanca mine has been producing commercial concentrates from early 2005.

In January 2003, the Company signed a long-term off-take agreement with Glencore International AG ("Glencore") for the sale of nickel concentrate from its Aguablanca mine. Glencore will purchase 100% of the annual production of concentrate from the Aguablanca mine until approximately year 2010, at market prices prevailing at the time of shipment. In April 2005, the Company signed an amendment to the original long-term off-take agreement in order to allow the Company to sell the nickel concentrates produced with grades that were out of the specifications of the original long-term off-take agreement. This amendment to the original long-term off-take agreement expires in April 2006.

El Valle and Carlés gold operations

In February 1991, prior to the acquisition of RNGMSA by the Company, RNGMSA received a positive bankable feasibility study on its Carlés property. Subsequent to the acquisition, the Company capitalized further exploration and development costs. In late 2000, the Company officially commenced operations on this property, transporting the ore to the El Valle plant for processing.

In September 1996, the Company received a positive bankable feasibility study on its El Valle property. Prior to receiving the bankable feasibility study, the Company expensed all exploration and development costs related to the property. Subsequent to its receipt, the Company capitalized further exploration and development costs. Construction of the plant started in the first quarter of 1997 and on February 25, 1998, the Company completed its first gold pour, officially commencing its operations.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

In December 2003, the Company signed a three-year term milling agreement with Nalunaq Gold Mine A/S ("Nalunaq"), a subsidiary of Crew Gold Corporation, for the purchase and processing of ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq will sell to Rio Narcea four to five batches per year of ore for the selling price of the recovered gold less a milling fee. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice. During 2005, four batches of ore (2004 – three) were delivered to the Company and processed. On March 9, 2006, the Company has given notice to Nalunaq that, in accordance with the existing agreement, the agreement will terminate on September 30, 2006.

In 2004, the mines made the transition from open pit to an underground operations. Open pit mining was completed in August 2004. In December 2004, a revised mine plan for the El Valle and Carlés mines was developed, resulting in a significant increase in the mining costs, primarily due to a lower mining rate and ore grade that are a result of the difficult ground conditions at Boinás East (El Valle mine). The Company evaluated for impairment the group of assets comprised of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and, as a result of that evaluation, a write-down of $28,387,600, net of grants (refer to note 5), was recorded in the Consolidated statements of operations and deficit for the year ended December 31, 2004 under the caption Write-down of mineral properties. Fair value of the assets was calculated as the discounted cash flows for the life of the mines as supported by the proven and probable gold reserves as at December 31, 2004.

In February 2006, the Company has taken the decision to proceed with the closure of the El Valle and Carlés gold operations due to the uneconomic performance obtained because of, among other reasons, the low grades mined and the increased costs as a result of the bad ground conditions. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both El Valle and Carlés mines being completed no later than the end of 2006.

As at December 31, 2005, the Company has accrued €3,260,000 ($3,845,800) in respect of the closure of the El Valle and Carlés gold mines, which includes statutory employee severance payments to be paid on termination of the contracts with the employees of the project (refer to note 10), and which is recorded in the Consolidated balance sheet under the caption Accounts payable and accrued liabilities and in the Consolidated statements of operations and deficit under the caption Accrual for closure of El Valle and Carlés. In addition, the provision for site restoration related to these two properties was $2,096,200 as at December 31, 2005 (refer to note 11).

The Company has evaluated for impairment the group of assets comprised of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and that have a carrying value of $5,330,500 as at December 31, 2005. As a result of that evaluation, no write-down is required as at December 31, 2005.

Salave project

On October 28, 2003, the Company acquired 85% of the shares of EMC. The non-controlling shareholders have the right to sell their participation to Rio Narcea in exchange for $1 million after the commencement of commercial production on the project and under other certain circumstances. Twenty-five percent of the $1 million is payable in cash and 75% is payable in cash or common shares of Rio Narcea, at the option of the Company. Upon commercial production, the non-controlling shareholders are also entitled to change their participation for a royalty of 0.4% of the net smelter return.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

EMC is a Spanish exploration company having mineral rights in the Asturias, Extremadura (Ossa Morena region) and Aragon provinces of Spain. The mineral rights located in Asturias include the Salave gold deposit.

The mineral rights at Salave were leased by EMC to a third party for an undefined period of time. On March 9, 2004, the Company entered into a cancellation agreement with the lessee of those mineral rights. As consideration for the cancellation of the lease agreement, the Company has paid $5 million in cash and granted 2 million warrants with an exercise price of CDN$5.00 expiring in September 2008, the fair value of which amounted to $1 million (refer to note 12). Also, the Company will be required to make five additional payments of $5 million each upon fulfillment of certain milestones: 1) granting of the construction permit, 2) commencement of commercial production, 3) production of 200,000 ounces of gold, 4) production of a cumulative 400,000 ounces of gold, and 5) production of a cumulative 800,000 ounces of gold. In addition, the Company will have to pay a royalty of 5% on gold produced and sold in excess of 800,000 ounces subject to a deduction of $200 per ounce, and on all other metals from commencement of commercial production. The Company has the right to buy back 50% of the royalty in exchange for $5 million.

On June 27, 2005, October 29, 2004 and March 30, 2004, EMC increased its capital stock in the amount of €2.0 million, €3.4 million and €4.5 million, respectively ($2.4 million, $4.0 million and $5.3 million, respectively). The non-controlling shareholders did not participate in the capital increases, resulting in a dilution of their interest in EMC. The participation of the Company in EMC has increased to 95.0%.

In August 2005, the regional Government of Asturias rejected the application for "change of land use" required to develop the project. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary damages.

In the event that the decision of the Asturian Government is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation equal to the investment made to date plus loss of profits as a result of this project not proceeding. However, the outcome and timing of any legal action is presently uncertain.

The Company has evaluated for impairment the Salave assets that have a carrying value of $11,978,000 as at December 31, 2005. As a result of that evaluation, which considers legal advice received by the Company, no write-down is required as at December 31, 2005.

Tasiast project

On September 3, 2004, the Company acquired all of the shares of Defiance Mining Corporation. Defiance's main asset is the Tasiast gold project located in Mauritania, West Africa approximately 300 kilometres north of the capital city Nouakchott and 162 kilometres east-southeast of the port city Nouadhibou. The project is already permitted and a bankable feasibility study was completed in April 2004 by SNC-Lavalin Inc. The project contains total measured and indicated mineral resources of 1,185,000 ounces of gold contained in 12,069,000 tonnes grading 3.06 g/t, which includes 885,000 ounces of proven and probable reserves contained in 9,008,000 tonnes grading 3.06 g/t. In addition, the deposit contains an additional inferred resource of 12,428,000 tonnes at 2.25 g/t for a total of 899,000 ounces, based upon the cut-off grade of 1.0 g/t, as estimated by A.C.A. Howe International Ltd.

The value allocated to the Tasiast project on acquisition of Defiance amounted to $46,348,600.

Defiance had acquired the Tasiast project and certain other exploration licenses in Mauritania from Newmont LaSource Developpement S.A.S. Cash consideration amounted to $6.5 million, of which $3.5

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

million has been paid and the pending $3.0 million is payable as follows: $1.0 million on the first day of commercial production, $1.0 million on the first anniversary of production and $1.0 million on the second anniversary of production. In addition, a 2% royalty is payable on gold production in excess of 600,000 ounces.

In August 2005, and after a review of the basic engineering and capital expenditures, the Company decided to proceed with the construction of the project. Capital expenditures are estimated at $63.5 million, including a lump-sum turn-key contract amounting to $32.3 million for the construction of the plant and the camp and related facilities that was signed with Senet on January 20, 2006. Construction of the project is expected to be completed in 2007.

In November 2005, the Company signed a mandate letter with Macquarie Bank Inc. to provide a $45 million debt for the construction of the project. This financing, which is subject to credit approval including the usual technical and legal due diligence, includes a $40 million project loan facility, a $5 million guaranteed loan facility and a gold hedging facility under which the Company will be required to cover 340,000 ounces of gold production, assuming the total facility is drawn down.

As at December 31, 2005, Mineral properties consisted of the following:

	December 31, 2004 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2005 $
Cost-				
Mining properties and development				
Mineral rights	73,325,400	—	(3,419,100)	69,906,300
Development	56,501,400	2,412,500	(7,587,000)	51,326,900
Other [(a)]	2,173,000	2,487,400	(421,100)	4,239,300
Land, buildings and equipment	142,144,600	26,576,800	(19,735,200)	148,986,200
Grants, net of amortization (note 5)	(11,733,500)	569,400	1,541,500	(9,622,600)
Cost	262,410,900	32,046,100	(29,620,900)	264,836,100
Accumulated depreciation and amortization-				
Mining properties and development				
Mineral rights	(2,822,200)	(456,200)	401,800	(2,876,500)
Development	(46,869,300)	864,500	6,231,100	(39,773,700)
Other [(a)]	(200,100)	(51,400)	29,500	(222,000)
Land, buildings and equipment	(68,207,600)	(5,887,800)	9,279,200	(64,816,300)
Accumulated depreciation and amortization	(118,099,200)	(5,530,900)	15,941,600	(107,688,500)
Total	144,311,700	26,515,200	(13,679,300)	157,147,600

[(a)] "Other" comprises patents, licenses, software and rights in capital lease assets.

The cost and accumulated depreciation and amortization of rights in capital leased assets amounted to $237,500, and $25,700, respectively, as at December 31, 2005. Capital lease obligation outstanding in respect of these capital leased assets amounted to $163,100 as at December 31, 2005 (refer to note 9). There were no rights in capital leased assets as at December 31, 2004.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

As at December 31, 2004, Mineral properties consisted of the following:

	December 31, 2003 $	Additions/ (amortization) $	Acquisition of Defiance [b] $	Write-down $	Translation adjustment due to currency exchange $	December 31, 2004 $
Cost-						
Mining properties and development						
Mineral rights	14,109,500	10,781,700	46,348,600	—	2,085,600	73,325,400
Development	43,792,000	8,619,600	—	—	4,089,800	56,501,400
Other [a]	1,368,700	636,100	—	—	168,200	2,173,000
Land, buildings and equipment	90,945,300	40,274,600	—	—	10,924,700	142,144,600
Grants, net of amortization (note 5)	(9,350,500)	(7,094,300)	—	5,588,900	(877,600)	(11,733,500)
Cost	140,865,000	53,217,700	46,348,600	5,588,900	16,390,700	262,410,900
Accumulated depreciation and amortization-						
Mining properties and development						
Mineral rights	(2,232,100)	(378,900)	—	—	(211,200)	(2,822,200)
Development	(28,380,500)	(2,851,400)	—	(11,992,000)	(3,645,400)	(46,869,300)
Other [a]	(428,900)	239,500	—	—	(10,700)	(200,100)
Land, buildings and equipment	(33,345,100)	(7,448,700)	—	(21,984,500)	(5,429,300)	(68,207,600)
Accumulated depreciation and amortization	(64,386,600)	(10,439,500)	—	(33,976,500)	(9,296,600)	(118,099,200)
Total	76,478,400	42,778,200	46,348,600	(28,387,600)	7,094,100	144,311,700

[a] "Other" comprises patents, licenses and software.
[b] Value allocated to mineral properties of Defiance on the acquisition date (refer to note 1).

7. DEFERRED STRIPPING COSTS

Deferred stripping costs are comprised of the following:

	December 31, 2003 $	Additions/ (amortization) $	Translation adjustment due to currency exchange $	December 31, 2004 $
El Valle and Carlés				
Deferred stripping costs	109,661,700	1,595,300	8,757,000	120,014,000
Accumulated depreciation and amortization	(93,673,700)	(17,333,600)	(9,006,700)	(120,014,000)
	15,988,000	(15,738,300)	(249,700)	—

El Valle and Carlés open pit mining activities finished in 2004.

Effective January 1, 2005, the Company changed its accounting policy of stripping costs (refer to note 2).

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

8. OTHER ASSETS AND OTHER CURRENT ASSETS

Other current assets are comprised of the following:

	2005 $	2004 $
Derivative financial instruments *(note 15)*	4,230,000	1,872,000
Payments on account to suppliers	993,300	630,200
Prepaid expenses	98,500	81,000
Receivable from the Ministry of the Economy	—	862,400
Other	167,000	128,500
Valuation allowances	(4,100)	(278,000)
	5,484,700	3,296,100

Other assets are comprised of the following:

	2005 $	2004 $
Derivative financial instruments *(note 15)*	4,500	3,286,600
Long-term deposits and restricted investments	1,164,000	1,067,400
Deferred financing fees	1,123,200	3,351,400
Prepaid expenses	499,100	734,100
Long-term investments in traded securities	1,061,900	—
Other	—	94,200
	3,852,700	8,533,700

Long-term deposits and restricted investments are bank accounts and investment funds restricted in use due to the existence of guarantees, which are related to site restoration activities and fulfillment of grant conditions (refer to note 5).

Deferred financing fees represent capitalized costs to obtain long-term debt. These costs are being amortized on a straight-line basis over the life of the underlying debt.

During 2003, the Company acquired several plots of land necessary for the construction of the Aguablanca mine, which are recorded as Mineral properties, net – Land, buildings and equipment (refer to note 6). In addition, several other plots of land have been rented for a period of 15 years with the option of extending this period. The Company has pre-paid the rentals to the owners of the land, corresponding to a minimum of six years and a maximum of 15 years, which are recorded as Other assets. These amounts will be amortized to Mine expenses on a straight-line basis.

The market value of Long-term investments in traded securities amounts to $1,061,900 as at December 31, 2005.

9. LOAN AGREEMENTS

Deutsche Bank

On October 26, 2000, the Company entered into a credit agreement with Deutsche Bank, S.A.E. ("Deutsche Bank") and settled the remaining balance of the loans arranged in 1997 and 1998 with Standard Chartered Bank and several Spanish institutions. In addition, the Company settled the put/call

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

options arranged on August 1, 1997, which resulted in a gain of $5.2 million. The gain was brought into income at the same time the gold production, which was being hedged, was recognized in income (refer to note 15).

Within the credit agreement arranged with Deutsche Bank, the Company had the following facilities:

(a) Term Loan Facility – $19 million

This facility was broken into two tranches. Tranche I, being up to $11,306,000, was applied by RNGMSA, to repay the then outstanding loans granted by Standard Chartered Bank. Tranche II, being up to $7,694,000, of which $4,013,200 was applied by the Company towards the prepayment of the then outstanding loans granted to the Company by several Spanish banks. The remaining amount of $3,680,800 was applied to develop the El Valle and Carlés properties.

The interest rates for the advances were as follows: Tranche I – LIBOR US$ (London interbank offering rate) + 1.7% per annum and Tranche II – LIBOR US$ + 1.95% per annum for the period ending October 31, 2002, and LIBOR US$ + 2.93% per annum, thereafter.

The term facility was to be repaid as follows: 12.5% semi-annually (April and October), starting April 30, 2002, with the final payment on October 31, 2005.

In October 2003 and January 2004, the Company prepaid $4,750,000 corresponding to the payments due in 2005. As at December 31, 2004, this facility was totally repaid.

(b) Term Loan Facility – $3.5 million

This facility represented advances to the Company, to a limit of $3.5 million, to finance the expansion of the El Valle and Carlés mines. The interest rate for these advances was LIBOR US$ + 2.2% per annum. As at December 31, 2004 and 2003, the full amount of the facility had been drawn down.

Repayment of this facility was due in two instalments: $1.75 million was due on October 31, 2005, and the remaining amount of $1.75 million is due on October 31, 2006.

As part of the consideration for the term loan facility, the Company issued to Deutsche Bank 3,500 series A common share purchase options ("A Call Options") and 3,500 series B common share purchase options ("B Call Options"). Each Call Option entitles Deutsche Bank to subscribe for 500 common shares of the Company at an exercise price of $1.00 per share.

The options are not to be listed on any stock exchange and were not made available to the public for subscription.

The expiration date of the options is the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) in the case of the A Call Options and B Call Options, October 31, 2005 and 2006, respectively.

The proceeds of this facility were allocated between long-term debt ($2,527,100) and the A and B Call Options ($972,900). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes-Merton model) were a volatility of 92%, average interest rate of 6.7% and average maturity of 5.5 years. The fair value of the liability instrument was assumed

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

On October 26, 2005, 1,750,000 share purchase options that had been previously issued to Deutsche Bank under its credit agreement (refer to note 12) were exercised into 1,750,000 common shares for gross proceeds to the Company of $1,750,000. Coincident with the exercise of the share purchase options, the Company repaid $1,750,000 of the principal amount owing under this $3.5 million term loan facility that was due on October 26, 2005.

In January 2006, the Company prepaid the balance of $1,750,000 corresponding to the payment due in October 2006.

The interest accretion on this facility for the year ended December 31, 2005, calculated using the effective interest rate method, was $180,100 (2004 – $187,100).

(c) Standby Working Capital Facility – $1.5 million

Working capital advances were to be made to the Company by Deutsche Bank, to a limit of $1.5 million, at any time during the loan commitment period, when requested by the Company by means of a draw down notice. The advances were to be a minimum amount of $1 million with additional amounts in multiples of $100,000. The interest rate for the advances was LIBOR US$ + 1.8% per annum.

Amounts were to be repaid in full on the last day of the interest period relating to each standby working capital advance. This loan was renewable on a revolving basis with a final maturity on October 26, 2004. As at December 31, 2003, this loan had not been drawn down.

(d) Guarantee Facility

The Company has been provided a Hedging Guarantee.

The Hedging Guarantee (provided by Deutsche Bank in relation to the hedging program contracted with its subsidiary Deutsche Bank A.G. London), in the maximum amount of $30 million, guarantees certain of the liabilities of the Company under the derivative financial instruments program, on terms and subject to conditions set out therein.

Under this credit agreement, the Company is required to fulfill certain obligations, which are summarized below:
- To submit information to Deutsche Bank, including most notably operating forecasts, financial reports and details of investments made.
- To comply with current legislation in force and arrange adequate risk hedging on a timely basis.
- To not undertake, without prior approval, actions such as changing its corporate purpose, granting loans to third parties or abandoning areas being mined.
- To comply, at certain times throughout the years, with agreements and financial ratios, mainly associated with the debt and interest coverage. This is to be done through the cash flows generated by the Company over the lives of the El Valle and Carlés properties, and of minimum proven and probable reserves of gold ounces relating to these mines.

As at December 31, 2005 and 2004, it is the Company's understanding that all these obligations have been fulfilled.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

All the financing facilities granted by Deutsche Bank are secured by the assets and shares of RNGMSA (gold assets) and specifically secured by mortgages on the El Valle and Carlés mineral properties.

Investec and Macquarie

On August 21, 2003, the Company entered into a credit agreement with Investec Bank (UK) Ltd. and Macquarie Bank Ltd. ("Investec and Macquarie") to finance the construction of its Aguablanca mine. On March 23, 2004, the Company entered into a supplemental agreement with Investec and Macquarie that modified the above-mentioned credit agreement. Under the supplemental agreement, the hedging requirements for an initial drawdown of $30 million were changed (refer to note 15). On March 25, 2004, the Company executed the drawdown of $30 million. Under this credit agreement, the Company has the following facilities:

(a) Term Facility I – $25 million

The interest rates for this facility is LIBOR US$ + 2.4% per annum until completion of the construction (as defined in the credit agreement); and LIBOR US$ + 2.0% thereafter.

The $25.0 million drawn down under this facility will be repaid in semi-annual instalments, starting in September 2005, of $6 million, $8 million, $5 million, $4 million and $2 million, respectively.

In November 2005, the Company prepaid $2 million originally due in March 2006. The debt outstanding under this facility as at December 31, 2005 amounts to $17 million (2004 – $25 million). In addition, $2 million originally due in March 2006 were prepaid by the Company, in January 2006.

(b) Term Facility II – $5 million

The interest rate for this facility is LIBOR US$ + 2.5% per annum.

The $5 million drawn down under this facility will be repaid in August 2008.

As part of the consideration for the term loan facility, the Company has issued to Investec and Macquarie a total of 3,496,502 common share purchase options ("Options"). Each Option entitles the banks to subscribe for one common share of the Company at an exercise price of $1.43 per share. The exercise price for these Options was calculated as a 130% premium to the average closing price of the Company's shares during the months of November and December 2002 when the mandate letter for the credit agreement was signed.

The Options are not required to be listed on any stock exchange and are not available to the public for subscription.

The expiration date of the Options would be the earlier of the following: (a) the date on which the term loan facility becomes due and payable in full under the terms of the Credit Agreement, or (b) August 21, 2008.

The proceeds of this facility were allocated between Long-term debt ($2,344,400) and Common share purchase options related to debt ($2,655,600) (refer to note 12). The allocation was calculated by valuing the liability and equity instruments separately and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of cash received. The assumptions used in the calculation of the value of the equity instrument (using the Black-Scholes-Merton model)

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

were a volatility of 82%, average interest rate of 2.4% and average maturity of 4.4 years. The fair value of the liability instrument was assumed to be equal to its face value, as its interest rate approximated the market interest rate available to the Company.

The interest accretion on this facility for the year ended December 31, 2005, calculated using the effective interest rate method, was $501,000 (2004 - $333,400).

Under this credit agreement, the Company is required to fulfill certain obligations, similar to the ones required by the Deutsche Bank facilities that have been described above. As at December 31, 2005 and 2004, it is the Company's understanding that all the applicable obligations have been fulfilled.

All the financing granted by Investec and Macquarie will be secured by the assets and shares of RNRSA, a wholly owned subsidiary of the Company that holds the Aguablanca assets in Spain, and by mortgages on the Aguablanca mineral properties.

Subsidized loan for Aguablanca mine

In January 2003, the Ministry of Industry, Commerce and Tourism (formerly Ministry of Science and Technology) granted a subsidized loan, amounting to €5 million ($5.9 million), to finance the construction of the Aguablanca mine. The Company was required to invest €37.4 million ($44.1 million) in the construction of the project before December 31, 2003 and create and maintain 55 employment positions for at least two years. The loan is at zero interest rate and is repayable by equal instalments of €500,000 ($589,900) from 2008 to 2017.

Macquarie

In November 2005, the Company signed a mandate letter with Macquarie Bank Inc. to provide a $45 million debt facility for the construction of the Tasiast project. This financing, which is subject to credit approval including the usual technical and legal due diligence, includes a $40 million project loan facility that bears an interest rate of LIBOR US$ plus 2.25% - 2.75%, a $5 million guaranteed loan facility that bears an interest rate of LIBOR US$ + 2.00% and a gold hedging facility under which the Company will be required to cover 340,000 ounces of gold production, assuming the total facility is drawn down.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Loan agreements schedule at December 31, 2005:

	Currency	Final Maturity	US$ Outstanding Short-term $	Long-term $
Investec and Macquarie	US$	August 21, 2008	11,000,000	9,178,800
Ministry of Industry, Commerce and Tourism	Euros	December 15, 2017	—	5,898,500
Barclays Bank [b]	US$	February 10, 2006	4,355,000	—
Deutsche Bank	US$	October 31, 2006	1,670,200	—
Industrial and Technological Development Centre [a]	Euros	March 31, 2007	308,600	143,700
Barclays Bank	Euros	May 5, 2015	27,300	264,700
Ministry of the Economy [a]	Euros	January 1, 2012	22,500	246,800
BNP Paribas [c]	Euros	June 5, 2008	63,700	99,400
Ministry of Industry, Commerce and Tourism [a]	Euros	October 31, 2011	20,300	101,300
Official Credit Institute	Euros	May 15, 2011	10,100	48,900
Barclays Bank	Euros	July 31, 2006	8,400	—
Accrued interest payable	Euros		436,500	—
			17,922,600	15,982,100

[a] These loans are used to finance research projects to be performed by the Company.
[b] This loan is related to the prepayments made to Nalunaq in relation to the gold ore acquired in November 2005.
[c] Capital lease obligation (refer to note 6), with interest of 5.5% and repayment schedule as follows: 2006 - $63,700, 2007 - $63,700 and 2008 - $35,700.

Except for the loans from the Industrial and Technological Development Centre, Ministry of Industry, Commerce and Tourism and Ministry of the Economy, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$ or EURIBOR (European interbank offering rate) plus a spread ranging from 0.7% to 2.5%.

Loan agreements schedule at December 31, 2004:

	Currency	Final Maturity	US$ Outstanding Short-term $	Long-term $
Investec and Macquarie	US$	August 21, 2008	6,000,000	21,677,800
Ministry of Industry, Commerce and Tourism	Euros	December 15, 2017	—	6,810,500
Barclays Bank [b]	Euros	July 31, 2005	4,846,100	—
Deutsche Bank	US$	October 31, 2006	1,661,000	1,579,100
Industrial and Technological Development Centre [a]	Euros	March 31, 2007	380,900	521,600
Ministry of the Economy [a]	Euros	January 1, 2012	—	311,400
Ministry of Industry, Commerce and Tourism [a]	Euros	October 31, 2011	23,300	140,100
Official Credit Institute	Euros	May 15, 2011	11,900	68,500
Accrued interest payable	Euros		98,300	—
			13,021,500	31,109,000

[a] These loans are used to finance research projects to be performed by the Company.
[b] This loan matures upon the collection of VAT related to the construction of the Aguablanca mine and has a limit of credit of €5 million ($6.8 million).

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Except for the loans from the Industrial and Technological Development Centre, Ministry of Industry, Commerce and Tourism and Ministry of the Economy, which were granted at a zero interest rate, the aforementioned loans from credit entities bear interest tied to LIBOR US$ or EURIBOR (European interbank offering rate) plus a spread ranging from 1.0% to 2.5%.

The required principal repayments of the Company on its long- and short-term debt outstanding at December 31, 2005 are as follows:

Year	Balance $
2006	17,922,600
2007	6,310,700
2008	3,909,300
2009	696,100
2010	697,400
2011 and thereafter	4,368,600
	33,904,700

Interest expenses accrued on indebtedness initially incurred for a term of more than one year amounted to $2,599,500 for the year ended December 31, 2005 (2004 – $1,622,400).

As at December 31, 2005, the Company has provided bank guarantees to certain governmental institutions and entities in Spain totalling $27,342,000 (2004 – $36,893,600). Of this amount, $5,178,800 (2004 – $5,979,500) related to reclamation guarantees, $20,409,100 (2004 – $23,229,900) related to guarantees issued as security to allow the Company to collect certain government grants and other subsidies (refer to note 5) and $1,754,100 (2004 – $807,600) related to other items. In addition, as at December 31, 2004, the Company had provided a bank guarantee of $6,876,600 related to the financing from Deutsche Bank, which has been released in 2005.

10.-ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

	2005 $	2004 $
Suppliers	27,401,500	25,436,500
Personnel	2,171,600	969,400
Income taxes	30,200	—
Other taxes	1,401,300	617,400
Derivative financial instruments (note 15)	14,858,200	4,003,300
Accrual for closure of El Valle and Carlés	3,845,800	—
Monesterio Council	1,289,800	—
Other	369,700	102,200
	51,368,100	31,128,800

Other taxes correspond basically to withholding taxes deducted from the personnel pay-roll and social security and VAT payable.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

On June 29, 2005, RNRSA and Monesterio Council, where the mine is located, signed a final agreement which provides the Aguablanca mine with all the definitive licenses for the construction of the mine. The cost of these licenses, which amounted to $2,359,400, is included in Mining properties and development – Other (refer to note 6). As at December 31, 2005, there are $1,289,800 due with respect to the licenses. The Company has $1,054,700 cash restricted guaranteeing these obligations (refer to note 3).

In February 2006, the Board of Directors of the Company decided to proceed with the closure of the El Valle and Carlés gold operations due to the uneconomic performance obtained because of, among other reasons, the low grades mined and the increased costs as a result of the bad ground conditions. The closure will be conducted in an orderly manner and will occur during 2006. Restoration activities will last for a longer period and the plant will be put in care and maintenance during an undetermined period of time.

Closure costs, including the statutory employee severance payments, amount to €3,260,000 ($3,845,800), which has been accrued as at December 31, 2005 and recorded as Accrual for closure of El Valle and Carlés in the consolidated statements of operations and deficit. Under the Spanish labour law, employees that are laid-off by the Company are entitled to a severance based on the years of service to the Company.

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	2005 $	2004 $
Provision for site restoration	3,993,200	5,417,000
Ministry of the Economy	2,074,300	2,395,100
Derivative financial instruments *(note 15)*	8,471,000	2,082,900
	14,538,500	9,895,000

Provision for site restoration

The details of the provision for site restoration as at December 31, 2005 are as follows:

	December 31, 2004 $	Obligations settled $	Accretion $	Translation adjustment due to currency exchange $	December 31, 2005 $
Project					
El Valle	2,238,600	(183,500)	128,800	(296,800)	1,887,100
Carlés	227,300	—	13,100	(31,300)	209,100
Aguablanca	1,423,500	—	82,000	(194,900)	1,310,600
Honduras	1,527,600	(922,600)	—	(18,600)	586,400
	5,417,000	(1,106,100)	223,900	(541,600)	3,993,200

There were no obligations incurred in respect of the Tasiast project in Mauritania as at December 31, 2005.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The details of the provision for site restoration as at December 31, 2004 are as follows:

	December 31, 2003 $	Set-up $	Obligations settled $	Accretion $	Translation adjustment due to currency exchange $	December 31, 2004 $
Project						
El Valle	2,227,900	—	(287,900)	138,200	160,400	2,238,600
Carlés	311,300	—	(118,200)	19,300	14,900	227,300
Aguablanca	—	1,241,800	—	77,000	104,700	1,423,500
Honduras [a]	—	1,768,000	(240,400)	—	—	1,527,600
	2,539,200	3,009,800	(646,500)	234,500	280,000	5,417,000

[a] Provision for site restoration for the Honduras project originally held by Defiance (refer to note 1).

The accounting of the provision for site restoration costs for the Aguablanca mine started on January 2004 when the significant construction and pre-stripping activities began. There were no obligations incurred in respect of the Tasiast mine in Mauritania as at December 31, 2004.

The details and assumptions used as at December 31, 2005 for the calculation of the provisions are as follows:

	El Valle	Carlés	Aguablanca	Honduras
Cash flows to settle the obligations (undiscounted)	$2,266,700	$251,300	$2,900,000	$586,400
Timing for settling the obligations	2008	2008	2018	2006
Credit-adjusted risk-free interest rate	6.3%	6.3%	6.3%	4.3%

Future changes, if any, in regulations and cost estimates, which may be significant, will be recognized when known.

Ministry of the Economy

As of December 31, 2005, RNGMSA, RNRSA, RNNSA and EMC were awarded grants totalling $1,118,800, $247,700, $471,900 and $235,900, respectively (2004 – $1,291,800, $286,100, $544,800 and $272,400, respectively), by the Ministry of the Economy in relation to various gold and nickel projects. These grants will be reimbursed if positive results are obtained on the subsidized projects. As the Company expects the subsidized projects to have positive results, the total grants received have been recorded as a liability. These grants will be reviewed by the Ministry and will either be considered non-refundable if no viability is achieved, or repayments will be established on a long-term basis at zero interest rate.

12. SHARE CAPITAL

Common shares

The authorized capital stock of the Company is comprised of an unlimited number of common shares with no par value. Common shares of the Company are listed on the Toronto Stock Exchange ("TSX") under

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

the symbol RNG and on the American Stock Exchange ("AMEX") (secondary listing) under the symbol RNO.

Details of issued and outstanding common shares are as follows:

	2005		2004		2003	
	Shares	Amount $	Shares	Amount $	Shares	Amount $
Balance, beginning of year	156,874,773	233,334,900	112,923,599	138,811,700	71,729,626	84,928,500
Issuances of cash:						
Public offering, net of costs	—	—	24,050,000	52,636,100	38,000,000	47,666,000
Exercise of employee stock options	114,167	74,800	664,334	877,700	1,734,301	1,550,400
Exercise of share purchase options	1,753,251	1,754,600	—	—	—	—
Exercise of non-employee stock options and warrants	1,000,000	622,000	328,904	420,500	859,396	876,300
Non-cash issuances:						
Exercise of employee stock options	—	47,800	—	1,049,400	—	1,941,100
Exercise of share purchase options	—	474,000	—	—	—	—
Exercise of non-employee stock options and warrants	—	693,600	—	154,900	—	349,400
Shares issued in acquisition of EMC	—	—	—	—	600,276	1,500,000
Shares issued in acquisition of Defiance	—	—	18,907,936	39,384,600	—	—
Other (a)	(16)	—	—	—	—	—
Balance, end of year	159,742,175	237,001,700	156,874,773	233,334,900	112,923,599	138,811,700

[a] The adjustment of 16 common shares is related to the shares allocated to the acquisition of Defiance in September 2004.

On October 5, 2004, Rio Narcea entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 21,000,000 units for re-sale to the public at a price of CDN$3.10 per unit. In addition, the Company had granted the option to buy up to 3,250,000 additional units, of which 3,050,000 were issued to the underwriters. Gross proceeds of the issue amounted to CDN$74,555,000 ($61,021,600). Net proceeds received after payment of expenses related to the offering were $58,275,600. Each unit consisted of one common share and one-half of one common share purchase warrant, which were detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before on or before September 12, 2008. On October 25, 2004, the Company obtained a receipt for the final prospectus that qualified the units. The common share purchase warrants began trading on the Toronto Stock Exchange on September 11, 2003 under the symbol "RNG.WT". The proceeds from the units were allocated between Common shares and Non-employee stock options and warrants, $52,636,100 and $5,639,500, respectively (refer to "Non-employee stock options and warrants" section). The allocation was calculated by valuing the common shares and stock warrants separately on the date of the agreement and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of net cash received. In connection with this equity issue, the AMEX would have ordinarily required, pursuant to section 712(b) of

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

the AMEX Company Guide, that the Company obtained shareholder approval of the share issuance. The Company received an exemption from this requirement pursuant to section 110 of the AMEX Company Guide. The exemption was granted on the basis that such approval was not required under the provisions of the Canadian Business Corporations Act ("CBCA"), the by-laws and rules of the TSX, or the applicable provisions of Canadian securities legislation.

On June 30, 2004, the Company entered into a definitive agreement for the acquisition of Defiance. Upon closing of the transaction on September 3, 2004, the Company issued, as part of the consideration for the acquisition, 18,907,936 common shares with an allocated value of $39,384,600, and had reserved for issuance 7.5 million shares issuable upon exercise of the Rio Narcea replacement options and Defiance warrants (refer to note 1).

In October 2003, the Company issued 600,276 shares with a value, on the issuance date, of $1,500,000 as part of the consideration for the acquisition of EMC (refer to note 6).

On August 22, 2003, Rio Narcea entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 16,100,000 units for re-sale to the public at a price of CDN$2.80 per unit for gross proceeds of CDN$45,080,000 ($32,858,800). Net proceeds received after payment of expenses related to the offering were $31,014,200. Each unit consisted of one common share and one-half of one common share purchase warrant, which were detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before 60 months from the closing date, which was September 11, 2003. On September 4, 2003, the Company obtained a receipt for a final prospectus that qualified the units. The common share purchase warrants began trading on the Toronto Stock Exchange on September 11, 2003 under the symbol "RNG.WT". The proceeds from the units were allocated between Common shares and Non-employee stock options and warrants, $27,469,700 and $3,544,500, respectively (refer to "Non-employee stock options and warrants" section). The allocation was calculated by valuing the common shares and stock options separately on the date of the agreement and adjusting the resulting amounts on a pro rata basis so that the sum of the components equals the amount of net cash received.

On February 6, 2003, the Company completed an equity financing comprised of 12,000,000 special warrants at a price of CDN$2.25 per special warrant for gross proceeds, collected on the same date, of CDN$27,000,000 ($17,730,900). Net proceeds received after payment of expenses related to the offering were $16,665,500 (excluding expenses of $383,000, being the fair value of the 600,000 additional warrants granted to the agent as part of its fees – refer to "Non-employee stock options and warrants" section). Each special warrant entitled the holder to acquire, without further payment, one common share of the Company. The Company obtained a receipt for a final prospectus on March 7, 2003, and the special warrants were exercised into common shares of the Company on March 14, 2003.

During 2005, 114,167 options (2004 – 664,334; 2003 – 1,734,301) issued under the Employee stock option plans (refer to note 13) were exercised, for proceeds of $74,800 (2004 – $877,700; 2003 – $1,550,400). The book value of the employee stock options transferred to Common shares in 2005 was $47,800 (2004 – $1,049,400; 2003 – $1,941,100). The average exercise price of the options was CDN$0.80 (2004 – CDN$1.70; 2003 – CDN$1.24).

On October 26, 2005, 1,750,000 share purchase options that had been previously issued to Deutsche Bank under its credit agreement (refer to note 9) were exercised into 1,750,000 common shares for gross proceeds to the Company of $1,750,000. Coincident with the exercise of the share purchase options, the Company repaid a portion of the principal amount owing under its $3.5 million term loan facility with Deutsche Bank (refer to note 9) in respect of the El Valle and Carlés mines. In addition, 3,251 share purchase options that had been previously issued to Investec and Macquarie under their credit

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

agreement (refer to note 9) were exercised into 3,251 common shares for gross proceeds of $4,600. Accrued interests as at the date of each exercise amounted to $474,000 and were accounted as additional capital stock.

Also during 2005, 1,000,000 non-employee stock options and warrants (2004 – 328,904; 2003 – 859,396) (refer to "Non-employee stock options and warrants" section) were exercised into common shares of the Company. Proceeds from the exercise amounted to $622,000 (2004 – $420,500; 2003 – $876,300). The book value of the stock options transferred to Common shares was $693,600 (2004 – $154,900; 2003 – $349,400). The average exercise price of the options was CDN$0.77 (2004 – CDN$1.66; 2003 – CDN$1.39).

Contributed surplus

Details of contributed surplus are as follows:

	Amount $
Balance, December 31, 2002	1,751,000
Employee stock options expired *(note 13)*	47,800
Balance, December 31, 2003	1,798,800
Employee stock options expired *(note 13)*	232,300
Non-employee stock options and warrants expired	66,800
Defiance warrants expired	1,900
Balance, December 31, 2004	2,099,800
Employee stock options expired *(note 13)*	**787,800**
Defiance warrants expired	**651,000**
Balance, December 31, 2005	**3,538,600**

Non-employee stock options and warrants

The following is a continuity schedule of non-employee stock options and warrants:

	Number of options and warrants #	Amount $	Weighted average exercise price CDN$
Balance, December 31, 2002	1,526,332	706,800	0.78
Options granted – cash	8,050,000	3,544,500	5.00
Options granted – non-cash	766,668	558,000	2.04
Options exercised	(859,396)	(349,500)	1.39
Balance, December 31, 2003	9,483,604	4,459,800	4.41
Options granted – cash	12,025,000	5,639,500	5.00
Options granted – non-cash	2,000,000	1,202,700	5.00
Options exercised	(328,904)	(154,900)	1.66
Options expired	(104,700)	(66,800)	2.39
Balance, December 31, 2004	23,075,000	11,080,300	4.82
Options exercised	**(1,000,000)**	**(693,600)**	**0.77**
Balance, December 31, 2005	**22,075,000**	**10,386,700**	**5.00**

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

On October 25, 2004 and August 22, 2003, the Company issued 24,050,000 and 16,100,000 units, respectively, each unit consisting of one common share and one-half of one common share purchase warrant, which were detachable from the common shares. Each whole warrant, 12,025,000 and 8,050,000 in total, respectively, entitled the holder to purchase one common share (refer to "Common shares" section).

On March 16, 2004, the Company issued 2,000,000 warrants as part of the consideration for the lease termination agreement in respect of the Salave project entered into in that month (refer to note 6). These warrants have an exercise price of CDN$5.00 and expire on September 12, 2008. These warrants are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol RNG.WT.

In February 2003, the Company issued 600,000 stock options with an exercise price of CDN$2.39 to the underwriters of the special warrants issued in that month as part of the agent fees (refer to "Common shares" section).

During 2005, 1,000,000 non-employee stock options and warrants were exercised (2004 – 328,904; 2003 – 859,396) for proceeds of $622,000 (2004 – $420,500; 2003 – $876,300) (refer to "Common shares" section). No non-employee stock options and warrants expired in 2005 (2004 – 104,700; 2003 – nil).

Non-employee stock options and warrants outstanding as at December 31, 2005, are summarized as follows:

Number of options and warrants outstanding	Number of options and warrants vested	Exercise price (CDN$)	Weighted average remaining life (Years)	Accounted value (US$)
22,075,000	22,075,000	5.00	2.7	10,386,700
22,075,000	**22,075,000**	**5.00**	**2.7**	**10,386,700**

Funds that would be received by the Company if all the non-employee stock options and warrants outstanding as at December 31, 2005 were exercised, would amount to CDN$110.4 million ($94.9 million).

Shares issuable upon exercise of Defiance warrants (refer to note 1)

On September 3, 2004, the Company reserved for issuance 6.7 million shares, issuable upon exercise of Defiance warrants. Each warrant of Defiance entitles the holder to receive upon exercise, in lieu of the number of Defiance common shares otherwise issuable upon exercise thereof, that number of Rio Narcea common shares equal to the number of Defiance common shares issuable under such Defiance warrant divided by 5.25 at an exercise price per Rio Narcea common share equal to the exercise price per Defiance common share of such Defiance warrant multiplied by 5.25.

The following weighted average assumptions were used for the valuation of the Defiance warrants: 1.6 years expected term, 55% volatility, 2.8% interest rate and an expected dividend yield of 0%. The fair value of the instruments amounted to $2,439,100.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The following is a continuity schedule of Defiance warrants (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

	Options and warrants #	Amount $	Average exercise price CDN$
Balance, December 31, 2003	—	—	—
Acquisition of Defiance – non-cash	6,661,217	2,439,100	3.96
Warrants expired	(39,277)	(1,900)	3.36
Balance, December 31, 2004	6,621,940	2,437,200	3.96
Warrants expired	**(2,502,858)**	**(651,000)**	**4.13**
Balance, December 31, 2005	**4,119,082**	**1,786,200**	**3.86**

Defiance warrants outstanding as at December 31, 2005 are summarized as follows (the number of warrants is divided by 5.25 and exercise price is multiplied for 5.25):

Number of warrants outstanding	Number of warrants vested	Exercise price CDN$	Weighted average remaining life Years	Accounted value US$
310,930	310,930	2.73	0.5	214,200
2,209,622	2,209,622	3.78	0.5	1,017,300
95,238	95,238	3.99	0.1	34,200
1,503,292	1,503,292	4.20	0.2	520,500
4,119,082	**4,119,082**	**3.86**	**0.4**	**1,786,200**

Funds that would be received by the Company if all the Defiance warrants outstanding as at December 31, 2005 were exercised, would amount to CDN$15.9 million ($13.7 million).

Common share purchase options related to debt

The following is a continuity schedule of common share purchase options related to debt:

	Options #	Amount $	Average exercise price CDN$ [(a)]
Balance, December 31, 2002	3,500,000	972,900	1.58
Balance, December 31, 2003	3,500,000	972,900	1.29
Options granted - cash	3,496,502	2,655,600	1.72
Balance, December 31, 2004	6,996,502	3,628,500	1.46
Options exercised	(1,753,251)	(474,000)	1.18
Balance, December 31, 2005	**5,243,251**	**3,154,500**	**1.50**

[(a)] Exercise prices are denominated in US$ and are converted to CDN$ by applying the exchange rate prevailing on December 31 of each respective year end.

On March 23, 2004, the Company issued 3,496,502 common share purchase options to Investec and Macquarie in relation to a drawdown under the facilities granted by these banks for the financing of the

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Aguablanca mine (refer to note 9). These common share purchase options have an exercise price of $1.43 (CDN$1.72) and will expire on August 21, 2008.

On October 26, 2005, 1,750,000 share purchase options that had been previously issued to Deutsche Bank under its credit agreement (refer to note 9) were exercised into 1,750,000 common shares for gross proceeds to the Company of $1,750,000. Coincident with the exercise of the share purchase options, the Company repaid $1,750,000 owing under its $3.5 million term loan facility with Deutsche Bank (refer to note 9). In addition, 3,251 share purchase options that had been previously issued to Investec and Macquarie under their credit agreement (refer to note 9) were exercised into 3,251 common shares for gross proceeds of $4,600. Accrued interest as at the date of each exercise amounted to $474,000 and was accounted as additional capital stock.

Common share purchase options related to debt outstanding as at December 31, 2005 are summarized as follows:

Number of options outstanding	Number of options vested	Exercise price CDN$ [a]	Weighted average remaining life Years	Accounted value US$
1,750,000	1,750,000	1.16	0.8	501,400
3,493,251	3,493,251	1.66	2.6	2,653,100
5,243,251	**5,243,251**	**1.50**	**2.0**	**3,154,500**

[a] Exercise prices are denominated in US$ and are converted to CDN$ by applying the exchange rate prevailing on December 31, 2005.

Funds that would be received by the Company if all the common share purchase options related to debt outstanding as at December 31, 2005 were exercised, would amount to CDN$7.8 million ($6.7 million).

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at December 31, 2005, were exercised or converted:

	Number of shares
Common shares outstanding at December 31, 2005	159,742,175
Options to purchase common shares	
Non-employee stock options and warrants	22,075,000
Shares issuable upon exercise of Defiance warrants	4,119,082
Common share purchase options related to debt	5,243,251
Employee stock options	6,173,656
	197,353,164

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Net income (loss) per common share

The computation of basic and diluted income (loss) per common share is as follows:

	2005	2004	2003
Basic income (loss) per common share computation			
Numerator:			
Net income (loss)	$**(42,124,700)**	$(44,444,900)	$ 3,206,800
Net income (loss) applicable to common shares	$**(42,124,700)**	$(44,444,900)	$ 3,206,800
Denominator			
Weighted average common shares outstanding	**158,153,407**	124,258,207	95,610,806
Weighted average special warrants outstanding	—	—	3,136,438
Total	**158,153,407**	124,258,207	98,747,244
Basic income (loss) per common share	$ **(0.27)**	$ (0.36)	$ 0.03
Diluted income (loss) per common share computation			
Numerator:			
Net income (loss)	$**(42,124,700)**	$(44,444,900)	$ 3,206,800
Net income (loss) applicable to common shares, assuming dilution	$**(42,124,700)**	$(44,444,900)	$ 3,206,800
Denominator			
Weighted average common shares outstanding	**158,153,407**	124,258,207	95,610,806
Weighted average special warrants outstanding	—	—	3,136,438
Dilutive effect of:			
Non-employee stock options and warrants	—	—	960,830
Special warrants	—	—	882,192
Common share purchase options related to debt	—	—	1,577,890
Employee stock options	—	—	1,720,975
Total	**158,153,407**	124,258,207	103,889,131
Diluted income (loss) per common share	$ **(0.27)**	$ (0.36)	$ 0.03

There are no securities that could potentially dilute basic income (loss) per share in the future and that were not included in the computation of diluted income (loss) per share.

13. EMPLOYEE STOCK OPTIONS

On May 18, 2005, the Annual and Special Meeting of Shareholders approved the adoption of a new employee stock option plan (the "2005 ESOP"). Under the 2005 ESOP, which will be administered by the Board of Directors, stock options may be granted to employees, officers, directors and consultants of the Company or subsidiaries. The exercise price per share is not to be less than the volume weighted average trading price of the common shares for the five trading days immediately preceding the day the option is granted. The option term may not exceed ten years and may be subject to vesting requirements.

The aggregate maximum number of shares available for issuance from treasury under the 2005 ESOP and all of the Company's other security based compensation arrangements is 10% of the Company's issued and outstanding shares as at the date of grant of an option. No options have been exercised in 2005 under the 2005 ESOP.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

On November 5, 1996, the Board of Directors had approved the 1996 employee stock option plan (the "1996 ESOP"), with terms and conditions similar to the above mentioned 2005 ESOP. The maximum number of common shares that may be reserved for issuance under the 1996 ESOP is 7,000,000, of which 2,294,502 common shares have been issued upon exercise of these options as at December 31, 2005 (2004 – 2,180,335). No more options can be granted under the 1996 ESOP after the approval date of the 2005 ESOP.

In June 1994, the Board of Directors had approved the 1994 employee stock option plan (the "1994 ESOP"), with terms and conditions similar to the above mentioned 2005 ESOP. The maximum number of common shares that may be reserved for issuance under the 1994 ESOP is 3,000,000, of which 1,635,000 common shares have been issued upon exercise of these options as at December 31, 2005 (2004 – 1,635,000). No more options can be granted under the 1994 ESOP after the approval date of the 2005 ESOP.

On September 3, 2004, the Company issued 806,050 employee stock options ("Replacement options") that replace the previously existing employee stock options granted by Defiance (refer to note 1). No replacement options have been exercised in 2005 or 2004. The following weighted average assumptions were used in 2004 for the valuation of the Replacement options: 3.8 years expected term, 77% volatility, 3.9% interest rate and an expected dividend yield of 0%. The fair value of the instruments amounted to $948,400.

The following is a continuity schedule of options outstanding:

	Number of options #	Amount $	Weighted average exercise price CDN$
Balance, December 31, 2002	4,905,635	7,297,100	1.50
Options granted	2,979,000	—	2.85
Expenses accrued	—	915,000	—
Options exercised	(1,734,301)	(1,941,100)	1.24
Options expired	(50,000)	(47,800)	2.05
Balance, December 31, 2003	6,100,334	6,223,200	2.23
Options granted (acquisition of Defiance)	806,050	948,400	2.96
Expenses accrued	—	2,104,600	—
Options exercised	(664,334)	(1,049,400)	1.70
Options expired	(189,592)	(232,200)	3.02
Balance, December 31, 2004	6,052,458	7,994,600	2.36
Options granted	870,000	—	1.78
Expenses accrued	—	1,263,800	—
Options exercised	(114,167)	(47,800)	0.80
Options expired	(634,635)	(787,800)	2.54
Balance, December 31, 2005	**6,173,656**	**8,422,800**	**2.29**

Funds that would be collected by the Company if all the employee stock options outstanding as at December 31, 2005, were exercised, would amount to CDN$14.1 million ($12.2 million).

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Stock options outstanding as at December 31, 2005 are summarized as follows:

| | | Options outstanding | | Options vested | |
	Exercise price (CDN$)	Number of options outstanding	Weighted average remaining life (Years)	Number of options vested	Weighted average remaining life (Years)
Directors	0.62	170,000	0.3	170,000	0.3
	0.68	100,000	1.1	100,000	1.1
	0.79	240,000	0.4	240,000	0.4
	1.00	50,000	3.2	50,000	3.2
	1.64	100,000	4.8	33,333	4.8
	1.81	350,000	4.3	—	—
	2.00	1,130,000	1.1	1,130,000	1.1
	2.05	450,000	2.1	299,992	2.1
	2.63	177,142	2.5	177,142	2.5
	2.94	19,047	1.0	19,047	1.0
	3.60	630,000	3.0	420,003	3.0
	5.04	23,809	1.0	23,809	1.0
	5.88	19,047	1.5	19,047	1.5
	2.14	3,459,045	2.0	2,682,373	1.6
Officers	1.76	15,000	1.7	15,000	1.7
	1.81	275,000	4.3	—	—
	2.00	150,000	0.8	150,000	0.8
	2.05	204,000	2.1	136,000	2.1
	3.60	138,000	3.0	92,000	3.0
	2.22	782,000	2.8	393,000	1.8
Other employees	0.62	34,667	0.3	34,667	0.3
	0.64	46,666	0.1	46,666	0.1
	1.64	70,000	4.8	23,333	4.8
	1.81	75,000	4.3	—	—
	2.00	343,000	1.1	343,000	1.1
	2.05	397,000	1.9	293,000	1.9
	2.30	100,000	2.5	100,000	2.5
	2.63	200,950	1.4	200,950	1.4
	2.86	6,188	0.9	6,188	0.9
	2.94	2,380	1.0	2,380	1.0
	3.31	39,999	3.0	39,999	3.0
	3.41	14,285	0.2	14,285	0.2
	3.60	590,334	2.9	404,668	2.8
	5.04	11,904	1.0	11,904	1.0
	13.44	238	0.1	238	0.1
	2.56	1,932,611	2.2	1,521,278	1.9
Total	**2.29**	**6,173,656**	**2.2**	**4,596,651**	**1.7**

Of the total number of options reflected in the foregoing table, 1,360,000 relate to the 1994 ESOP, 4,128,667 relate to the 1996 ESOP, 170,000 relate to the 2005 ESOP and 514,989 relate to the replacement options issued in relation to the acquisition of Defiance.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The fair value of each option grant is estimated at the date of grant using the Black-Scholes-Merton option pricing model. The estimated fair value of the options is amortized over the options' respective vesting periods.

The following weighted average assumptions have been used for the fiscal year 2005: 5.0 years expected term, 70% volatility, 4.0% interest rate and an expected dividend yield of 0%. No options have been granted under the 1994 and 1996 ESOP during the year ended December 31, 2004. The following weighted average assumptions have been used for the fiscal year 2003: 5.0 years expected term, 85% volatility, 3.1% interest rate and an expected dividend yield of 0%. The fair value of options granted in the years ended December 31, 2005, 2004 and 2003 was $765,300, nil and $4,242,800, respectively. The cost of stock-based compensation for each of the years in the three year period ended December 31, 2005, was $1,263,800, $2,104,600 and $915,000, respectively.

14. TAXES

The Company's gold and nickel operations are conducted through its subsidiaries which are subject to income and other taxes in Spain, including most notably Value Added Tax ("VAT"). VAT inspections are carried out by the tax authorities on an annual basis relating to VAT refunds and no matters that might affect the recoverability of these balances have been identified to date. As at December 31, 2005, the Company has recorded $3,831,800 (2004 - $8,964,900) as VAT and other taxes receivable, of which $3,733,100 (2004 - $8,510,800) corresponds to VAT. The decrease in VAT receivable for 2005 is primarily associated with the reduction in the amount of capital expenditures incurred during the period of construction of the Aguablanca mine. Specifically, VAT receivable in relation to the Aguablanca mine amounted to $1,397,000 as at December 31, 2005 (2004 - $6,455,400).

The Company's income tax (expense) benefit is as follows:

	2005 **$**	2004 $	2003 $
Current income tax (expense) benefit	**(30,200)**	—	—
Future income tax (expense) benefit resulting from increase in tax rate	**(1,201,000)**	—	—
Future income tax (expense) benefit relating to the origination and reversal of temporary differences	**(1,174,000)**	—	—
Income tax (expense) benefit	**(2,405,200)**	—	—

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Significant components of the Company's future tax assets and liabilities as at December 31, 2005 and 2004 are as follows:

	2005 $	2004 $
Future income tax assets-		
Tax value of mineral properties exceeding accounting value	**21,400,000**	28,326,900
Provision for site restoration	**957,200**	1,061,200
Share issue costs	**1,608,100**	1,741,700
Derivatives marked-to-market	**6,557,800**	271,000
Non-capital loss carryforwards		
Canada	**11,776,200**	10,108,300
Honduras	**2,183,500**	—
Spain	**6,883,900**	1,196,900
Deductions carried forward	**2,641,200**	—
Expenses deductible when paid	**1,346,000**	—
	55,353,900	42,706,000
Future income tax liabilities-		
Accounting value of mineral properties exceeding tax value	**(7,179,300)**	(4,804,300)
Foreign exchange	**(289,500)**	(2,156,300)
Other	**(141,000)**	(1,072,300)
	(7,609,800)	(8,032,900)
Future tax assets, net of offsetting liabilities	**54,923,400**	39,477,400
Valuation allowance for future tax assets	**(54,923,400)**	(39,477,400)
Total future income tax assets, net	**—**	—
Total future income tax liabilities	**(7,179,300)**	(4,804,300)

The Company has $19,668,300 of tax loss carryforwards reported from its Spanish operations as at December 31, 2005 and incurred from 1998 to 2005 that expire in fifteen years after the date incurred (2004 – $3,419,700 and 2003 – $12,432,500). In addition, the Company has $32,603,000 (2004 – $27,985,300 and 2003 - $7,350,600) of tax loss carryforwards reported from its Canadian operations and incurred from 1999 to 2005 that expire in ten years after the date incurred (seven years from 2004).

Due to the uncertainty regarding the ultimate utilization of some of the net operating loss carryforwards and other tax assets, the Company has recorded a valuation allowance for the full amount of the future tax assets.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax (expense) benefit is as follows:

	2005 **$**	2004 $	2003 $
Income tax (expense) benefit at statutory rates	**14,441,900**	16,053,500	(1,112,800)
Change in net future income tax assets, valuation allowance	**(15,446,000)**	(18,266,400)	21,400
Foreign tax rate differentials	**2,101,100**	727,400	73,100
Changes in foreign tax rates	**(1,201,000)**	—	—
Share issuance costs deductible for tax purposes	**576,600**	1,485,500	1,018,300
Non-deductible expenses	**(409,700)**	—	—
Depletion allowance	**1,615,500**	—	—
Effect of exchange rate variations	**(3,274,200)**	—	—
Other	**(809,400)**	—	—
Income tax (expense) benefit reported	**(2,405,200)**	—	—

15. DERIVATIVE FINANCIAL INSTRUMENTS

The return on the Company's investments will partly depend on fluctuations in gold, nickel, copper and other commodity prices, exchange rates and on the derivative financial instruments arranged by the Company as part of its debt financing arrangements.

On October 26, 2000, the Company contracted a gold put/call structure to partially cover gold price and exchange rate risks for the period of the credit agreement entered into with Deutsche Bank (refer to note 9), consisting of 173,633 gold puts and 115,811 gold calls denominated in U.S. dollars per ounce and 434,593 gold puts and 291,632 gold calls denominated in Euros per ounce, all of them with maturities between December 2000 and December 2006. The net premium allocated to this structure amounted to €5,518,300 ($5.2 million at the exchange rate prevailing at that time).

Also, on June 26, 2001, the Company entered into an additional hedging contract consisting of the forward sale of 14,255 ounces of gold in the period 2002–2006 at $300.98 per ounce.

In May 2002, the Company purchased 58,244 call options with the same term to maturity and exercise price as the $365/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of the written call options denominated in U.S. dollars. The fair value of the purchased call options on the date of purchase was $1,090,700. This amount was recorded in Other assets and Other current assets depending on its maturity. As at December 31, 2003 and 2002, the increase in the fair value of the purchased call options was equal to the decrease in the fair value of the written call options, therefore, resulting in no impact on net income.

In February 2003, the Company purchased 82,736 call options with the same term to maturity and exercise price as some of the €405/oz call options that had been written and sold on October 26, 2000. Coincident with the purchase of those call options, the Company terminated the hedging relationship of a portion of the written call options denominated in Euros. The fair value of the purchased call options on the date of purchase was $2,028,500. This amount was recorded in Other assets and Other current assets depending on its maturity. As at December 31, 2003 and 2002, the increase in the fair value of the

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

purchased call options was equal to the decrease in the fair value of the written call options, therefore, resulting in no impact on net income.

On January 1, 2004, the Company de-designated the hedging relationship of all the derivative financial instruments existing at that time and, as such, derivative financial instruments have been marked to market starting on that date. The difference between book value and fair value on January 1, 2004, which amounted to negative $5,384,300, was recorded as Deferred derivative loss and Current portion of deferred derivative loss, and will be amortized to Sales – Gold operations during the term of the derivatives.

In March 2004, the Company entered into copper and U.S. dollar/Euro forwards in respect of the credit agreement with Investec and Macquarie for the development of the Aguablanca mine (refer to notes 6 and 9).

The detail of the derivative financial instruments outstanding as at December 31, 2005, is as follows:

Transaction	Underlying Asset	Term	Amount	Exercise price
December 31, 2005				
Purchase of put options	Gold	2006	6,960 oz.	$280/oz.
Purchase of put options	Gold	2006	89,420 oz.	€300/oz.
Sale of call options	Gold	2006	4,776 oz.	$365/oz.
Purchase of call options	Gold	2006	4,776 oz.	$365/oz.
Sale of call options	Gold	2006	61,354 oz.	€405/oz.
Purchase of call options	Gold	2006	61,354 oz.	€405/oz.
Sale of forwards	Gold	2006	7,751 oz.	$301/oz.
Sale of forwards	Copper	2006–2008	6,000 Tn.	€1,831/Tn.
Sale of forwards	Copper	2006–2008	6,000 Tn.	€1,875/Tn.
Sale of forwards	US$	2006–2008	12,539,800 US$	$1.22/Euro

During 2005, the detail of derivatives that have matured is as follows (except derivatives that matured "out of the money"):

Maturity date	Underlying asset	Amount	Weighted-average exercise price	Weighted-average spot price
Year 2005				
Sale of forwards	Gold	3,464 oz.	$301/oz.	$467/oz.
Calls sold	Gold	15,686 oz.	$365/oz.	$479/oz.
Calls purchased	Gold	15,686 oz.	$365/oz.	$479/oz.
Calls sold	Gold	21,382 oz.	€405/oz.	€442/oz.
Calls purchased	Gold	21,382 oz.	€405/oz.	€442/oz.
Sale of forwards	Copper	4,452 Tn.	€1,853/Tn.	€3,040/Tn.
Sale of forwards	US$	3,569,700 US$	$1.22/Euro	$1.24/Euro

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

As at December 31, 2005, the details of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions are as follows (refer to notes 8, 10 and 11):

	December 31, 2004 $	Deferred derivative loss charged to expenses $	Change in fair value during the period $	December 31, 2005 $
Other current assets (note 8)	1,872,000	—	2,358,000	4,230,000
Other assets (note 8)	3,286,600	—	(3,282,100)	4,500
Accounts payable and accrued liabilities (note 10)	(4,003,300)	—	(10,854,900)	(14,858,200)
Other long-term Liabilities (note 11)	(2,082,900)	—	(6,388,100)	(8,471,000)
	(927,600)	—	(18,167,100)	(19,094,700)
Current portion of deferred expenses	1,984,100	355,100	—	2,339,200
Deferred expenses	2,339,200	(2,339,200)	—	—
	4,323,300	(1,984,100)	—	2,339,200
	3,395,700	(1,984,100)	(18,167,100)	(16,755,500)

As at December 31, 2004, the details of the different assets and liabilities recorded in the consolidated balance sheet in respect of derivative transactions are as follows (refer to notes 8, 10 and 11):

	December 31, 2003 $	Adjustment for mark-to--market as at January 1, 2004 $	Deferred derivative loss charged to expenses $	Change in fair value during the period $	December 31, 2004 $
Other current assets (note 8)	2,334,700	(749,400)	—	286,700	1,872,000
Other assets (note 8)	8,085,500	(2,682,200)	—	(2,116,700)	3,286,600
Accounts payable and accrued liabilities (note 10)	(1,430,800)	(311,600)	—	(2,260,900)	(4,003,300)
Other long-term Liabilities (note 11)	(3,207,000)	(1,641,100)	—	2,765,200	(2,082,900)
	5,782,400	(5,384,300)	—	(1,325,700)	(927,600)
Current portion of deferred expenses	—	1,061,000	923,100	—	1,984,100
Deferred expenses	—	4,323,300	(1,984,100)	—	2,339,200
	—	5,384,300	(1,061,000)	—	4,323,300
	5,782,400	—	(1,061,000)	(1,325,700)	3,395,700

The change in the fair value of the derivatives during the year ended December 31, 2005, which amounted to unrealized losses of $18,167,100 (2004 - $1,325,700), is recorded as Derivatives loss in the

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

consolidated statements of operations and deficit. In addition, the Company recorded realized losses of $7,106,900 upon maturity of derivative financial instruments during 2005 (2004 - $478,300).

Fair value of derivative financial instruments

Fair value represents the amount at which financial instruments could be exchanged in an arm's length transaction between willing parties under no compulsion to act and is best evidenced by a quoted market price.

The calculation of fair values is based on market conditions at a specific point in time and may not be reflective of future fair values.

The following table presents the fair value, which equals the book value, of derivative financial instruments at December 31, 2005:

Transaction	Underlying asset	Exercise price	Fair value / book value $
December 31, 2005			
Purchase of put options	Gold	$280/oz.	—
Purchase of put options	Gold	€300/oz.	1,700
Sale of call options	Gold	$365/oz.	(773,400)
Purchase of call options	Gold	$365/oz.	773,400
Sale of call options	Gold	€405/oz.	(3,454,900)
Purchase of call options	Gold	€405/oz.	3,454,900
Sale of forwards	Gold	$301/oz.	(1,740,900)
Sale of forwards	Copper	€1,831/Tn.	(8,784,700)
Sale of forwards	Copper	€1,875/Tn.	(8,493,600)
Sale of forwards	US$	$1.22/Euro	(77,100)
			(19,094,600)

16. SEGMENT INFORMATION

The Company is engaged in the exploration and development of mineral properties. Until December 31, 2002, all operations were considered in a single operating segment. With the commencement of the development of the Aguablanca nickel mine, the Company identified two main operating segments for purposes of internal reporting: gold operations and nickel operations. An additional corporate segment is also considered for purposes of reporting.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Statements of Operations

Years ended December 31,
($000)

	Gold			Nickel			Corporate			Consolidated		
	2005	2004	2003	**2005**	2004	2003	**2005**	2004	2003	**2005**	2004	2003
REVENUES												
Sales – Gold operations	**34,721**	47,998	60,278	**—**	—	—	**—**	—	—	**34,721**	47,998	60,278
Sales – Gold operations – Nalunaq ore	**22,856**	20,505	—	**—**	—	—	**—**	—	—	**22,856**	20,505	—
Sales – Nickel operations	**—**	—	—	**47,924**	—	—	**—**	—	—	**47,924**	—	—
	57,577	68,503	60,278	**47,924**	—	—	**—**	—	—	**105,501**	68,503	60,278
EXPENSES												
Cost of sales – Gold operations	**(33,881)**	(42,120)	(40,642)	**—**	—	—	**—**	—	—	**(33,881)**	(42,120)	(40,642)
Cost of sales – Gold operations – Nalunaq ore	**(23,142)**	(19,956)	—	**—**	—	—	**—**	—	—	**(23,142)**	(19,956)	—
Cost of sales – Nickel operations	**—**	—	—	**(24,257)**	—	—	**—**	—	—	**(24,257)**	—	—
Depreciation and amortization expenses	**(1,303)**	(10,075)	(9,559)	**(6,185)**	(422)	(80)	**(74)**	—	(1)	**(7,562)**	(10,497)	(9,640)
Exploration costs	**(3,127)**	(3,294)	(4,327)	**(2,425)**	(3,092)	(1,836)	**(111)**	(253)	(55)	**(5,663)**	(6,639)	(6,218)
Administrative and corporate expenses	**(2,036)**	(2,119)	(2,581)	**(2,184)**	(911)	(274)	**(5,098)**	(3,931)	(2,330)	**(9,318)**	(6,961)	(5,185)
Accrual for closure of El Valle and Carlés	**(4,058)**	—	—	**—**	—	—	**—**	—	—	**(4,058)**	—	—
Other income (expense)	**19**	(203)	(675)	**(279)**	(417)	(92)	**(441)**	382	1	**(701)**	(238)	(766)
Write-down of mineral properties	**—**	(28,388)	—	**—**	—	—	**—**	—	—	**—**	(28,388)	—
Interest income	**107**	240	53	**153**	358	166	**744**	225	233	**1,004**	823	452
Foreign currency exchange gain (loss)	**(932)**	114	1,658	**(4,438)**	3,612	800	**(6,213)**	782	4,135	**(11,583)**	4,508	6,593
Interest expense and amortization of financing fees	**(801)**	(1,217)	(1,628)	**(248)**	(455)	(117)	**—**	(4)	(2)	**(1,049)**	(1,676)	(1,747)
Derivatives loss	**(1,531)**	(1,325)	—	**(23,743)**	(479)	—	**—**	—	—	**(25,274)**	(1,804)	—
	(70,685)	(108,343)	(57,701)	**(63,606)**	(1,806)	(1,433)	**(11,193)**	(2,799)	1,981	**(145,484)**	(112,948)	(57,153)
Income (loss) before income tax	**(13,108)**	(39,840)	2,577	**(15,682)**	(1,806)	(1,433)	**(11,193)**	(2,799)	1,981	**(39,983)**	(44,445)	3,125
Income tax (expense) benefit	**(2,375)**	—	—	**—**	—	—	**(30)**	—	—	**(2,405)**	—	—
Net income (loss) before non-controlling interest	**(15,483)**	(39,840)	2,577	**(15,682)**	(1,806)	(1,433)	**(11,223)**	(2,799)	1,981	**(42,388)**	(44,445)	3,125
Non-controlling interest	**263**	—	82	**—**	—	—	**—**	—	—	**263**	—	82
Net income (loss)	**(15,220)**	(39,840)	2,659	**(15,682)**	(1,806)	(1,433)	**(11,223)**	(2,799)	1,981	**(42,125)**	(44,445)	3,207

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Balance Sheets

As at December 31,

($000)	Gold 2005	Gold 2004	Nickel 2005	Nickel 2004	Corporate 2005	Corporate 2004	Consolidated 2005	Consolidated 2004
ASSETS								
Current								
Cash and cash equivalents	**13,599**	16,793	**11,982**	13,752	**28,043**	51,344	**53,624**	81,889
Restricted cash	**145**	734	**2,046**	904	**—**	—	**2,191**	1,638
Inventories and stockpiled ore	**11,060**	14,706	**3,183**	1,480	**—**	—	**14,243**	16,186
Accounts receivable and other current assets	**8,125**	6,077	**7,233**	18,787	**462**	164	**15,820**	25,028
Current portion of deferred derivative loss	**2,339**	1,984	**—**	—	**—**	—	**2,339**	1,984
Total current assets	**35,268**	40,294	**24,444**	34,923	**28,505**	51,508	**88,217**	126,725
Mineral properties, net	**77,863**	62,810	**77,985**	81,501	**1,299**	—	**157,147**	144,311
Other assets	**1,320**	2,295	**2,517**	6,227	**16**	12	**3,853**	8,534
Deferred derivative loss	**—**	2,339	**—**	—	**—**	—	**—**	2,339
	114,451	107,738	**104,946**	122,651	**29,820**	51,520	**249,217**	281,909
LIABILITIES AND SHAREHOLDERS' EQUITY								
Current								
Short-term bank indebtedness and accrued interest and current portion of long-term debt	**6,187**	1,797	**11,708**	11,225	**28**	—	**17,923**	13,022
Accounts payable and accrued liabilities	**26,018**	15,566	**23,847**	15,335	**1,503**	227	**51,368**	31,128
Total current liabilities	**32,205**	17,363	**35,555**	26,560	**1,531**	227	**69,291**	44,150
Other long-term liabilities	**4,038**	7,491	**10,501**	2,404	**—**	—	**14,539**	9,895
Long-term debt	**200**	1,744	**15,517**	29,365	**265**	—	**15,982**	31,109
Future income tax liabilities	**7,179**	4,804	**—**	—	**—**	—	**7,179**	4,804
Total liabilities	**43,622**	31,402	**61,573**	58,329	**1,796**	227	**106,991**	89,958
Non-controlling interest	**332**	631	**—**	—	**—**	—	**332**	631
Shareholders' equity and intercompany debt	**70,497**	75,705	**43,373**	64,322	**28,024**	51,293	**141,894**	191,320
	114,451	107,738	**104,946**	122,651	**29,820**	51,520	**249,217**	281,909
Supplemental information								
Expenditures on mineral properties	**13,666**	10,742	**13,744**	41,496	**1,442**	—	**28,852**	52,238
Acquisition of EMC	**—**	5,000	**—**	—	**—**	—	**—**	5,000
Acquisition of Defiance	**—**	(2,648)	**—**	—	**—**	—	**—**	(2,648)

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Statements of Cash Flows

Years ended December 31,

($000)	Gold 2005	Gold 2004	Nickel 2005	Nickel 2004	Corporate 2005	Corporate 2004	Consolidated 2005	Consolidated 2004
Cash provided by operating activities	(2,148)	16,094	14,260	(5,004)	(3,147)	(2,212)	8,965	8,878
Cash used by investing activities	(13,990)	(12,883)	(8,605)	(42,327)	(1,357)	—	(23,952)	(55,210)
Cash provided by (used in) financing activities and intercompany transactions	15,188	2,943	(7,105)	53,650	(14,236)	32,320	(6,153)	88,913
Foreign exchange gain (loss) on cash held in foreign currency	(795)	3,336	(320)	1,999	(6,010)	1,111	(7,125)	6,446
Net increase (decrease) in cash during the year	(1,745)	9,490	(1,770)	8,318	(24,750)	31,219	(28,265)	49,027
Cash and cash equivalent, beginning of year	15,343	7,303	13,752	5,434	52,794	20,125	81,889	32,862
Cash and cash equivalent, end of year	13,598	16,793	11,982	13,752	28,044	51,344	53,624	81,889

All operating revenues have been obtained through the wholly owned subsidiaries RNGMSA and RNRSA by its Spanish operations. The main countries in which mineral properties of the Company are located, based on the net book values as at December 31, 2005, are Spain (62%) and Mauritania (38%) (65% and 35%, respectively, as at December 31, 2004).

17. SIGNIFICANT DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP, as described below.

(a) Derivative financial instruments

The Company uses derivative financial instruments to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Under Canadian GAAP, gains and losses on these contracts were accounted for as a component of the related hedged transaction until December 31, 2003. In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships" that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. As a result of AcG-13, the Company has marked to market under Canadian GAAP its derivative financial instruments beginning January 1, 2004.

For periods up to and including December 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP. Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

relationship. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

The Company has not implemented a new treasury management system that complies with the documentation requirements for hedge accounting under FAS 133. As a result, for the three years ended December 31, 2005, the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective risk management tool and an economic hedge of its future US$ denominated gold and copper sales.

Accordingly, for purposes of reconciling to U.S. GAAP, the Company recorded a credit to income of $2,147,700 in the year ended December 31, 2005 (credit to income of $1,137,300 and charge to income of $744,900 in the years ended December 31, 2004 and 2003, respectively).

Upon adoption of FAS 133, the Company recorded a net cumulative adjustment to other comprehensive loss of $3,957,200 as at January 1, 2001. This adjustment includes an amount that represents the negative fair value of the purchased put and written call options outstanding as at January 1, 2001, of $657,200. Of this amount, $163,600, $76,300, $197,300 and $36,400 were credited to income and $1,563,000 was charged to income during 2005, 2004, 2003, 2002 and 2001, respectively, and the remaining unrealized gain of $432,200 will reverse through income in 2006. In addition, the net cumulative adjustment to other comprehensive loss includes a separately recorded deferred gain on settlement of a past put and call option structure of $4,614,400. Of this amount, $2,307,200 was credited to income during each of 2002 and 2001. The Company's derivative financial instruments were limited to purchase put and written call options on future gold sales. These derivative financial instruments were designated in a hedging relationship that addressed the cash flow exposure of forecasted gold sales, therefore, the transition adjustment has been recorded as a cumulative adjustment to other comprehensive loss.

(b) Comprehensive income

U.S. GAAP requires the disclosure of all components of comprehensive income. Comprehensive income is defined as the change in shareholders' equity of a business enterprise during a period resulting from transactions and other events and circumstances arising from non-owner sources.

As noted in the table below, the Company recorded cumulative translation adjustments ("CTA") in comprehensive income. CTA arises from the translation of the accounts of its Spanish subsidiaries for which the functional currency is the Euro to the Company's reporting currency of U.S. dollars. In addition, the Company recorded a cumulative adjustment to comprehensive income at January 1, 2001, for the change in derivative financial instrument accounting.

(c) Asset retirement obligations

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations," which establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the related asset retirement costs. This new Section was effective for the Company's 2004 fiscal year on a retroactive basis and harmonized Canadian requirements with existing U.S. GAAP, except for the retroactive effect, which is recorded as a cumulative adjustment as at January 1, 2003 under U.S. GAAP.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

For purposes of reconciling to U.S. GAAP, on adoption of FAS No. 143 as at January 1, 2003, the Company had recorded a cumulative adjustment of $78,700 to the consolidated statement of operations.

There would be no differences in the consolidated balance sheets as at December 31, 2005 and 2004, in the consolidated statement of operations for the years ended December 31, 2005 and 2004, or in the consolidated statement of operations for the year ended December 31, 2003, except for the cumulative adjustment as at January 1, 2003.

(d) Stripping costs

In March 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EITF concluded that the costs of removing overburden and waste materials, often referred to as "stripping costs", incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The early adoption of this statement by the Company had no impact on our results of operations or financial position.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

(e) The following tables present net income (loss), comprehensive income (loss) and income (loss) per common share information following U.S. GAAP:

	2005 $	2004 $	2003 $
Net income (loss) under Canadian GAAP	**(42,124,700)**	(44,444,900)	3,206,800
Adjustments			
Derivative financial instruments (section (a))	**2,147,700**	1,137,300	(744,900)
	(39,977,000)	(43,307,600)	2,461,900
Cumulative adjustment at January 1, 2003, on adoption of FAS No. 143 (section (c))	**—**	—	(78,700)
Net income (loss) under U.S. GAAP	**(39,977,000)**	**(43,307,600)**	2,383,200
Other comprehensive income (loss)			
Foreign currency translation	**(11,016,400)**	6,097,900	12,541,400
Derivative financial instruments realized in net income (loss) (section (a))	**(163,600)**	(76,300)	(197,300)
	(11,180,000)	6,021,600	12,344,100
Comprehensive income (loss) under U.S. GAAP	**(51,157,000)**	(37,286,000)	14,727,300
Income (loss) per common share under U.S. GAAP before cumulative adjustments			
Basic and diluted	**(0.25)**	(0.35)	0.02
Income (loss) per common share under U.S. GAAP			
Basic and diluted	**(0.25)**	(0.35)	0.02

(f) The following tables indicate the significant items in the consolidated balance sheets as at December 31, 2005 and 2004 that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

	Canadian GAAP $	Derivative financial instruments (a) $	Foreign currency translation (b) $	Asset retirement obligations (c) $	U.S. GAAP $
		December 31, 2005			
Current portion of deferred derivative loss	2,339,200	(2,339,200)	—	—	—
Deficit	122,669,900	2,771,400	—	—	125,441,300
Accumulated other comprehensive (income) loss	—	(432,200)	(273,300)	—	(705,500)
Cumulative foreign exchange translation adjustment	(273,300)	—	273,300	—	—

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

	Canadian GAAP $	Derivative financial instruments (a) $	Foreign currency translation (b) $	Asset retirement obligations (c) $	U.S. GAAP $
			December 31, 2004		
Current portion of deferred derivative loss	1,984,100	(1,984,100)	—	—	—
Deferred derivative loss	2,339,200	(2,339,200)	—	—	—
Deficit	80,545,200	4,919,100	—	—	85,464,300
Accumulated other comprehensive (income) loss	—	(595,800)	(11,289,700)	—	(11,885,500)
Cumulative foreign exchange translation adjustment	(11,289,700)	—	11,289,700	—	—

(g) There would be no differences in total cash provided by or used in operating, investing or financing cash flows in the consolidated statement of cash flows for each of the years in the three-year period ended December 31, 2005, under U.S. GAAP.

(h) New accounting standards

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards

In 2005, the CICA approved the following Handbook Sections: 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3865, Hedges and 3251, Equity.
These standards will be effective for the Company beginning January 1, 2007.

The impact of implementing these new standards on the Company's consolidated financial statements is currently being evaluated. The following provides further information on each of the new accounting standards as they relate to the Company.

Comprehensive income and equity –

Other comprehensive income will be included as a separate component of the shareholder's equity on the consolidated balance sheets. The major components that will be included in this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, and changes in the fair value of the effective portion of cash flow hedging instruments. These amounts will be recorded in the statement of other comprehensive income until the criteria for recognition in the consolidated statement of income are met.

Handbook section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. It specifies that an entity should separately present the following components of equity: retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

Financial instruments – recognition and measurement

Under the new standard, for accounting purposes, financial assets will be classified as one of the following: held-to-maturity, loans and receivables, trading or available-for-sale, and financial liabilities will be classified as held-for-trading or other than held-for-trading. Financial assets and liabilities classified as held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard permits an entity to designate any financial instrument, upon initial recognition, as held-for-trading. All derivatives, including embedded derivatives that must be separately accounted for, generally must be classified as held for trading and recorded at fair value in the consolidated balance sheets.

Hedges –

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

Non-monetary transactions –

In June 2005, the CICA issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The early adoption of this statement did not have any material impact on our results of operations or financial position.

U.S. GAAP Standards

Share-based payment –

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) originally required adoption no later than the first interim or annual period beginning after June 15, 2005, irrespective of the entity's fiscal year. In April 2005, the Securities and Exchange Commission ("SEC") issued a release that amended the compliance dates for Statement 123(R). Under the SEC's new rule, the Company will be required to apply Statement 123(R) as of January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified-retrospective method.

Effective January 1, 2004, the Company adopted the fair-value-based method of accounting for share-based payments using the retroactive restatement method described in FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. Currently, the company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

However, Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was nil.

Exchanges of non-monetary assets –

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transactions. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement did not have any material impact on our results of operations or financial position.

18. SIGNIFICANT CUSTOMERS

For the year ended December 31, 2005, sales to the Company's two largest gold customers amounted to 65% and 35% of total sales of gold operations (2004 – 2 customers for 62% and 36%; 2003 – 2 customers for 72% and 28%). In addition, all of the nickel revenues for the year ended December 31, 2005 were sold to one customer (there were no sales of nickel operations in 2004 or 2003).

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The main countries to which gold products were sold, based on the revenues in 2005, were USA (65%) and Belgium (35%) (2004 – 36% and 62%, respectively; 2002 – 72% and 28%, respectively). All nickel products are sold to Switzerland.

19. SALES

The detail of sales for the year ended December 31, 2005 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	31,008,000	22,855,800	59,363,800	113,227,600
By-products [b]	10,612,400	—	18,539,200	29,151,600
Smelting, refining and transportation paid to third parties	(6,899,900)	—	(29,979,100)	(36,879,000)
	34,720,500	22,855,800	47,923,900	105,500,200

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

The detail of sales for the year ended December 31, 2004 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	47,282,300	20,505,300	—	67,787,600
By-products [b]	4,182,900	—	—	4,182,900
Smelting, refining and transportation paid to third parties	(3,467,400)	—	—	(3,467,400)
	47,997,800	20,505,300	—	68,503,100

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The detail of sales for the year ended December 31, 2003 is as follows:

	Sales – Gold operations $	Sales – Gold operations – Nalunaq ore $	Sales – Nickel operations $	Total $
Primary products [a]	60,818,100	—	—	60,818,100
By-products [b]	1,461,100	—	—	1,461,100
Smelting, refining and transportation paid to third parties	(2,001,400)	—	—	(2,001,400)
	60,277,800	—	—	60,277,800

[a] Gold for gold operations and nickel for nickel operations.
[b] Copper and silver for gold operations and copper, platinum, palladium and cobalt for nickel operations.

20. COST OF SALES

The detail of cost of sales for the year ended December 31, 2005 is as follows:

	Cost of sales – Gold operations $	Cost of sales – Gold operations – Nalunaq ore $	Cost of sales – Nickel operations $	Total $
Mining expenses	22,643,500	—	7,927,800	30,571,300
Purchase of gold ore	—	21,843,400	—	21,843,400
Plant expenses	10,689,400	2,648,500	15,009,000	28,346,900
Smelting, refining and transportation	195,900	—	1,886,000	2,081,900
Royalties	—	—	958,500	958,500
Variation in inventories of final products	352,200	(1,350,400)	(1,524,500)	(2,522,700)
	33,881,000	23,141,500	24,256,800	81,279,300

The detail of cost of sales for the year ended December 31, 2004 is as follows:

	Cost of sales – Gold operations $	Cost of sales – Gold operations – Nalunaq ore $	Cost of sales – Nickel operations $	Total $
Mining expenses	30,069,900	—	—	30,069,900
Purchase of gold ore	—	18,093,400	—	18,093,400
Plant expenses	12,049,800	1,862,500	—	13,912,300
Smelting, refining and transportation	—	—	—	—
Royalties	—	—	—	—
Variation in inventories of final products	—	—	—	—
	42,119,700	19,955,900	—	62,075,600

Rio Narcea Gold Mines, Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(stated in U.S. dollars)

December 31, 2005 and 2004

The detail of cost of sales for the year ended December 31, 2003 is as follows:

	Cost of sales – Gold operations $	Cost of sales – Gold operations – Nalunaq ore $	Cost of sales – Nickel operations $	Total $
Mining expenses	28,225,900	—	—	28,225,900
Purchase of gold ore	—	—	—	—
Plant expenses	12,416,100	—	—	12,416,100
Smelting, refining and transportation	—	—	—	—
Royalties	—	—	—	—
Variation in inventories of final products	—	—	—	—
	40,642,000	—	—	40,642,000